Exhibit 99.1

MARCH 6, 2023

2022 ANNUAL REPORT

For the fiscal year ended
December 31, 2022



Precision
DRILLING

PRECISION DRILLING

Throughout this Annual Report, the terms, *we*, *us*, *our*, *Corporation*, *Company*, *Precision* and *Precision Drilling* mean Precision Drilling Corporation and our subsidiaries and include any partnerships of which we are a part.

Information in the Annual Report is as at March 3, 2023, unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

TABLE OF CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael R. Culbert
Calgary, Alberta, Canada
- Audit Committee
- Human Resources and Compensation Committee

William T. Donovan
North Palm Beach, Florida, USA
- Audit Committee (Chair)
- Corporate Governance, Nominating and Risk Committee

Brian J. Gibson
Mississauga, Ontario, Canada
- Audit Committee
- Corporate Governance, Nominating and Risk Committee

Lori A. Lancaster
New York, New York, USA
- Audit Committee

Steven W. Krablin
Spring, Texas, USA
- Chairman of Board of Directors
- Audit Committee
- Corporate Governance, Nominating and Risk Committee
- Human Resources and Compensation Committee

Susan M. MacKenzie
Calgary, Alberta, Canada
- Corporate Governance, Nominating and Risk Committee (Chair)
- Human Resources and Compensation Committee

Kevin O. Meyers
Anchorage, Alaska, USA
- Human Resources and Compensation Committee (Chair)
- Corporate Governance, Nominating and Risk Committee

Kevin A. Neveu
Houston, Texas, USA
- President and Chief Executive Officer

David W. Williams
Houston, Texas, USA
- Audit Committee
- Human Resources and Compensation Committee

OFFICERS

Kevin A. Neveu
President and Chief Executive Officer

Veronica H. Foley
Chief Legal and Compliance Officer

Shuja U. Goraya
Chief Technology Officer

Carey T. Ford
Chief Financial Officer

Darren J. Ruhr
Chief Administrative Officer

Gene C. Stahl
President, North America Drilling

CORPORATE OFFICES

CALGARY HEAD OFFICE
Suite 800, 525 – 8th Avenue SW
Calgary Alberta, T2P 1G1
Canada
Telephone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com

HOUSTON OFFICE
10350 Richmond Avenue, Suite 700
Houston, Texas, 77042
USA
Telephone: 713.435.6100
Email: info@precisiondrilling.com
www.precisiondrilling.com

2022 SHARE TRADING SUMMARY

NEW YORK STOCK EXCHANGE (NYSE)



Toronto (TSX-PD)
High: $112.24   **Low: $46.96**   **Close on December 31, 2022: $103.71**   **Volume Traded: 27,273,231**

TORONTO STOCK EXCHANGE (TSX)



New York (NYSE-PDS) (US$)
High: $85.39   **Low: $37.02**   **Close on December 31, 2022: $76.70**   **Volume Traded: 17,947,280**

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible *High Performance, High Value* services to the energy industry, offering customers access to an extensive fleet of *Super Series* land drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ technologies that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

CORPORATE RESPONSIBILITY

Corporate Responsibility is a fundamental element of Precision's *High Performance, High Value* strategy and critical to our long-term success. Our foundation was shaped by a commitment to operate with the highest ethical standards and prioritize the health, safety, and diversity of our workforce, and the protection of the environment and the communities where we operate. Our employees, investors and customers reward our commitment to Corporate Responsibility and recognize that it provides us the ability to attract talent, capital, and a premium for our services.

To learn more about Precision's commitment to Corporate Responsibility, we invite you to review our Corporate Responsibility Report published on July 8, 2022. As an upgrade to Precision's reporting, the Environment, Social and Governance (**ESG**) highlights previously shared in our Corporate Responsibility Report have been transitioned onto our website where the information will portray not just a single snapshot representation of the year but a frequently updated view of the Company's continuing ESG efforts. For more detailed information on Precision's ESG journey and results, please visit our website.

VISION AND 2022 STRATEGIC PRIORITIES

Precision's vision is to be globally recognized as the *High Performance, High Value* provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities established at the beginning of each year.

In 2022, Precision focused on three strategic priorities:
- Grow revenue through scaling Alpha™ technologies and EverGreen™ suite of environmental solutions across Precision's *Super Series* rig fleet and further competitive differentiation through ESG initiatives;
- Grow free cash flow by maximizing operating leverage as demand for our *High Performance, High Value* services continues to rebound; and
- Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders.

We successfully delivered on each of these priorities in 2022. We increased our Alpha™ technologies revenue by over 60% compared with the prior year and began generating revenue from our EverGreen™ suite of environmental solutions. During the year, our cash provided by operations increased 70% over the prior year due to higher activity, day rates and daily operating margins (revenue less operating costs per utilization day). Our daily operating margins increased 41% in the U.S. and 36% in Canada. We strengthened our financial position, reducing debt by $106 million compared to our target of $75 million and returning $10 million to shareholders through share repurchases.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis (**MD&A**) contains information to help you understand our business and financial performance. Information is as at March 3, 2023, unless otherwise stated. This MD&A focuses on our Consolidated Financial Statements and Notes and includes a discussion of known risks and uncertainties relating to our business and the oilfield services sector.

You should read this MD&A with the accompanying audited Consolidated Financial Statements and Notes, which have been prepared in accordance with International Financial Reporting Standards (**IFRS**) and with the information in *Cautionary Statement About Forward-Looking Information and Statements* on page 39. In this MD&A, we reference certain Non-Generally Accepted Accounting Principles (**Non-GAAP**) measures and ratios that are not defined terms under IFRS to assess our performance because we believe they provide useful supplemental information to investors. Our financial measures and ratios are defined on page 40.

The terms *we, us, our, Corporation, Company, Precision and Precision Drilling* mean Precision Drilling Corporation and our subsidiaries and include any partnerships of which we are a part.

All amounts are in Canadian dollars unless otherwise stated.

OUR STRATEGY

Our *High Performance*, *High Value* competitive advantage is underpinned by four distinguishing features:
- a high-quality land drilling rig fleet, with AC *Super Triple* rigs enabled with our Alpha™ technologies and supported by our EverGreen™ suite of environmental solutions to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact;
- size and scale of our vertically integrated operations that provide higher margins and better service capabilities;
- a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance; and
- a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

BUSINESS SEGMENTS

We have two business segments, Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

PRECISION DRILLING CORPORATION

CONTRACT DRILLING SERVICES

Drilling Rig Operations
Canada
U.S.
International

Rig Technology and Drilling Optimization
Canada
U.S.

COMPLETION AND PRODUCTION SERVICES

Canada and U.S.
Service Rigs
Canada
Camps and Catering
Equipment Rentals

BUSINESS SUPPORT SYSTEMS

Sales and Marketing | **Procurement and Distribution** | **Manufacturing** | **Equipment Maintenance and Certification** | **Engineering**

CORPORATE SUPPORT

Information Systems | **Health, Safety and Environment** | **Human Resources** | **Finance** | **Legal and Enterprise Risk Mangement**

2022 Revenue by Segment



- Contract Drilling Services
- Completion and Production Services

12%
88%

2022 Revenue by Location



- U.S.
- Canada
- International

9%
45%
46%

Contract Drilling Services

We provide onshore drilling services to exploration and production companies in the oil and natural gas and geothermal industries, operating in Canada, the U.S., and internationally. In Canada, we are the largest onshore drilling company, servicing approximately 32% of the active land drilling market. In the U.S. we are one of the largest onshore drilling companies, servicing approximately 8% of the active land drilling market. We also have an international presence with operations in the Middle East.

We offer customers access to an extensive fleet of high-efficiency *Super Series* drilling rigs ideally suited for development drilling. Our rigs are strategically deployed across the most active drilling regions in North America, including all major unconventional oil and natural gas basins.

At December 31, 2022, our Contract Drilling Services segment consisted of 225 *Super Series* land drilling rigs, including 111 in Canada, 101 in the U.S. and 13 in the Middle East.

Our *Super Series* drilling rigs are further enhanced by our Alpha™ technologies and EverGreen™ suite of environmental solutions. Our Alpha™ technologies drive performance by integrating data insights, human ingenuity, automation consistency and smart algorithms, increasing drilling performance and cost efficiencies for our customers. Precision exited the year with 70 AC *Super Triple* rigs equipped with our AlphaAutomation™ platform, a 49% increase from the beginning of the year. Revenue earned from our Alpha™ technologies grew by over 60% in 2022, which helped drive day rate and margin performance in the year.

In 2021, we launched our EverGreen™ suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. This suite of environmental solutions offers customers products and applications to measure and reduce their Greenhouse Gas (**GHG**) emissions during drilling operations. Precision exited 2022 with seven field-deployed EverGreen™ Battery Energy Storage Systems (**BESS**), 15 EverGreen™ Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

The below graphs summarize our revenue and utilization days for the last five financial years.



Contract Drilling Revenue
$ Millions



Contract Drilling Utilization Days
Days

Completion and Production Services

We provide well completion, workover, abandonment, and re-entry preparation services to oil and natural gas exploration and production companies in Canada and the U.S. In addition, we provide equipment rentals and camp and catering services in Canada.

In 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. (**High Arctic**), adding well service rigs to our fleet along with related rental assets, ancillary support equipment, inventories and spares and six additional operating facilities in key operating basins. The combined businesses represent approximately 20% of the Canadian well service activity.

At December 31, 2022, our Completion and Production Services segment consisted of 135 registered well completion and workover service rigs, including 125 in Canada and 10 in the U.S.

The below graphs summarize our revenue and utilization days for the last five financial years.



Completion and Production Revenue

$ Millions



Completion and Production Service Rig Hours

Hours

STRATEGIC PRIORITIES

Precision's vision is to be globally recognized as the *High Performance, High Value* provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

Since the collapse of the industry in 2020, Precision has made a number of strategic decisions to ensure we were well positioned for an industry recovery. Our strategic priorities focus on maximizing operating leverage, improving revenue efficiency while maintaining capital discipline. As a result, over the past three years, we have grown our free cash flow, which allowed us to repay over $390 million in debt and return $25 million to shareholders through share repurchases as at December 31, 2022. Furthermore, our financial discipline has allowed us to reduce our debt balance by US$781 million since the start of 2016. In the second half of 2022 we returned to profitability, generating positive net earnings for the first time since 2019.

In the table below, we summarize the results of our 2022 strategic priorities:

2022 Strategic Priorities	2022 Results
Grow revenue through scaling Alpha™ technologies and EverGreen™ suite of environmental solutions across Precision's *Super Series* rig fleet and further competitive differentiation through ESG initiatives	▪ Grew Alpha™ revenue by over 60% compared to 2021. ▪ Increased total paid days for AlphaAutomation™ by over 50% from 2021. ▪ Ended the year with 70 Alpha™ rigs, a 49% increase from the beginning of the year. ▪ Expanded our commercial AlphaApps™ to 21 versus 16 a year ago and increased AlphaApps™ paid days by 15% from 2021. ▪ Exited 2022 with seven field deployed EverGreen™ BESS, 15 EverGreen™ Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.
Grow free cash flow by maximizing operating leverage as demand for our *High Performance, High Value* services continues to rebound	▪ Generated cash provided by operations of $237 million, representing a 70% increase over the prior year. ▪ Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021. ▪ Increased our daily operating margins 41% in the U.S. and 36% in Canada. ▪ Acquired High Arctic's well servicing business and associated rental assets and increased our Completion and Production Services' Adjusted EBITDA[1] to $38 million versus $6 million in 2021. ▪ Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.
Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders	▪ Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity (which is cash plus unused credit facilities). ▪ Returned $10 million of capital to shareholders through share repurchases. ▪ Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million. ▪ Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

(1) See Financial Measures and Ratios on page 40 of this report.

We established the following strategic priorities for 2023:

2023 Strategic Priorities
▪ Deliver *High Performance, High Value* service through operational excellence. ▪ Maximize free cash flow by increasing Adjusted EBITDA margins and revenue efficiency. ▪ Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for shareholder returns. Increase long-term debt reduction target to $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio[1] of below 1.0 times.

(1) See Financial Measures and Ratios on page 40 of this report.

UNDERSTANDING OUR BUSINESS DRIVERS

ENERGY INDUSTRY OVERVIEW

Precision operates in the energy services business. Our primary customers are oil and natural gas exploration and production companies, who contract our services as part of their exploration and development activities. The economics of their businesses are dictated by the current and expected future margin between their finding and development costs and the eventual market price for the commodities they produce: crude oil, natural gas, and Natural Gas Liquids (**NGLs**).

Commodity Prices

Our customers' capital expenditures for exploration and development are largely dependent on current and expected future prices of crude oil and natural gas. Crude oil is generally priced in a global market which is influenced by an array of economic and political factors. Natural gas is priced more regionally and in North America largely depends on the weather. Colder winter temperatures, and to a lesser extent, warmer summer temperatures, result in greater natural gas demand. Both commodities have historically been, and we expect them to continue to be, cyclical and highly volatile.

Historically there has been a strong correlation between crude oil and natural gas prices and the demand for drilling rigs with the rig count increasing and decreasing with movements in commodity prices. However, beginning in 2021, rig activity has not moved in tandem with crude oil prices to the same extent it has historically, as a large portion of our customers instituted and adhered to a more disciplined approach to their operations and capital spending in order to enhance their own financial returns.

Average Oil and Natural Gas Prices

	2022	2021	2020
Oil			
West Texas Intermediate (per barrel) (US$)	**94.23**	67.91	39.40
Western Canadian Select (per barrel) (US$)	**78.15**	54.84	26.56
Natural gas			
U.S.			
Henry Hub (per MMBtu) (US$)	**6.51**	3.72	2.13
Canada			
AECO (per MMBtu) (Cdn$)	**5.43**	3.64	2.24

Source: WTI and Henry; Hub Energy Information Administration, AECO; Gas Alberta Inc.

Drilling Activity

North American drilling activity is recovering from the steep decline experienced in 2020 when global oil demand plummeted due to COVID-19 and commodity price volatility caused significant reductions in customer spending. In 2022, as global oil and natural gas demand approached pre-pandemic levels, commodity prices strengthened and industry drilling activity increased. According to industry sources, the U.S. average active land drilling rig count was up approximately 52% in 2022, compared to 2021, and the Canadian average active land drilling rig count was up approximately 33% during the same period as oil and natural gas prices stabilized throughout 2022. In 2022, Enverus reported more than 17,600 wells were started onshore in the U.S, compared with approximately 14,400 in 2021 and 10,400 in 2020. In Western Canada, the Canadian Association of Energy Contractors (**CAOEC**) reported approximately 5,500 wells were drilled in 2022, compared with 4,600 in 2021 and 3,300 in 2020.

In the U.S., the bias towards oil-directed drilling continues, representing 77% of the active U.S. industry rig count during 2022. Natural gas drilling gained momentum due to the growing demand for natural gas to feed expanding LNG liquefaction and export facilities along the Louisiana and Texas Gulf coasts. In Canada, approximately 60% of the industry's active rigs were drilling for oil targets in 2022 as producers remained active in the traditional heavy oil regions of Canada, such as the oil sands, as well as newer plays such as the Clearwater. Natural gas drilling occurs in the deeper basins of northwestern Alberta and northeastern British Columbia, supporting the production of NGLs required for oil sands development. Natural gas drilling in Canada also continues to gain momentum as producers increase production in preparation for the LNG Canada ramp-up.

The following graphs show the shift in drilling activity to oil targets since 2018, in both the U.S. and Canada. The Canadian drilling rig activity graph also shows the seasonality of the Canadian drilling activity which fluctuates with spring breakup, a market dynamic that generally is not present in the U.S.





Competition

The contract drilling business is highly competitive, with many industry participants. Drilling contracts are often awarded through a competitive bidding process, with customers carefully assessing a number of considerations such as pricing, rig availability, capability and condition of the competing drilling rigs, location of rig and mobilization costs, quality and experience of the rig crews, safety records, breadth of service, and new technology offerings that improve drilling efficiency and reduce emissions.

There is a strong customer preference for Super Specification (**Super-Spec**) rigs as their higher rig specifications allow for more technical drilling while creating significant drilling efficiencies. Super-Spec rigs typically include AC power, digital control systems, integrated top drives, pad walking systems, highly mechanized pipe handling, and high-capacity mud pumps. With 95 rigs, representing 45% of our North America fleet, considered Super-Spec, we are well positioned to meet the needs of our customers. Furthermore, our customers prefer rigs that have recently drilled and have an experienced crew.

Drilling Contracts

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. Our drilling contracts provide for payment on a daywork basis, pursuant to which we provide the drilling rig and crew to the customer. The customer provides the drilling program and is responsible for managing the downhole operation. Our compensation is based on a contracted rate per day (day rate) during the period the drilling rig is utilized. Generally, we do not bear any of the costs arising from downhole risks or loss of oil and natural gas reserves.

Products and services provided by our Alpha™ technologies and EverGreen™ suite of environmental solutions earn revenue that is incremental to the contracted day rate.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year. In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season.

COMPETITIVE OPERATING MODEL

Providing *High Performance, High Value* services to our customers represents the core of our competitive strategy. Our competitive advantages include:
- High Performance standardized rig fleet that is strategically deployed across the most active drilling regions in North America,
- Alpha™ technologies that increase drilling performance and reduce costs,
- EverGreen™ suite of environmental solutions which includes industry-leading alternative rig energy sources and fuel monitoring to reduce emissions and costs,
- systems and scale to deliver highly disciplined, consistent, reliable, and safe operations,
- experienced, High Performance crews as we focus on training, development and retaining key leaders, and
- culture of teamwork, safety, integrity and desire to be the top tier service provider.

Employees

Our people strategies focus on initiatives that provide a safe and productive work environment, opportunity for advancement, and added wage security. In 2022, we had an average of 4,802 employees, with a high of 5,387.

The market for experienced personnel in the oilfield services industry can be competitive due to the cyclical nature of the work, the uncertainty of continuing employment, and generally higher employment rates during periods of high oil and natural gas prices and drilling activities. We strive to position ourselves for increased activity while maintaining performance excellence through our safety performance and reputation. These factors help us attract and retain experienced, well-trained employees when the industry experiences crew shortages during peak operating periods.

Employee Safety and Training

Employee safety is embedded in all that we do at Precision, from job planning and change management to the critical task assessments and safety observations our employees perform every day. We deliver *High Performance, High Value* service to our customers without compromising the health and safety of our employees or those in the communities where we work.

Precision's commitment to providing industry-leading comprehensive training and development to our employees can be seen through the extensive instructor-led and virtual courses, as well as face-to-face coaching. In 2022, over 82,000 employee training hours were focused on Precision's culture, rig roles and responsibilities, well control, tools, and equipment, HSE standards, leadership and communication at one of our world-class training facilities, located in Nisku, Alberta and Houston, Texas. Additionally, we increased our rig-site training in the second half of 2022 with over 10,000 employee training hours during 155 rig visits.

A specific focus on new employee development is driven through our Short-Service Employee (**SSE**) program, which is catered to rig-based employees with low levels of experience to ensure they are well-positioned for long-term success at Precision. During the first six months with Precision, these employees are paired with a mentor and put through various tasks under supervision to ensure they adapt to our culture, develop a safety-first mentality, and enable them to perform their duties to the best of their ability. In 2022, we dedicated over 25,000 SSE-specific training hours to approximately 1,350 employees who were new to the industry.

Diversity, Equity and Inclusion

Delivering strong operational and financial results in today's environment requires the expertise and positive contributions of every Precision employee. We are committed to developing a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making processes. Precision is an inclusive workplace that strives to be free of discrimination, harassment, workplace violence, and retaliation. Our diversity, equity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management, and Board of Directors (**Board**).

Each year our employees are required to participate in and complete our Diversity, Equity, and Inclusion, and Discrimination and Harassment courses. In 2022, approximately 5,100 employees globally completed these courses.

Talent Management

As an industry leader, we are committed to recruiting and retaining high-performing, Passionate People at every level of our Company. Precision has developed a strong recruitment marketing strategy both in the field and for our corporate support roles. We ensure the value proposition we provide in the ways of pay and benefits remains competitive and engages our employees. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent, and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles. Our Talent Management and Field Training & Development departments have been very successful with implementing new technology platforms and internal learning systems to find inventive ways to provide learning and development opportunities leveraging our in-house technical expertise, while still maintaining the necessary in-person interactions to develop appropriate levels of understanding, as well as strong professional networks.

OUTLOOK

Contracts

Term customer contracts provide a base level of activity and revenue. In 2022, we had an average of 47 drilling rigs working under term contracts. Utilization days from these contracts was approximately 37% of our total contract drilling utilization days for the year. As at March 3, 2023, we had term contracts in place for an average of 56 rigs: 32 in the U.S., 17 in Canada and 7 internationally for 2023. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per rig year. In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of wellsite access.

Pricing, Demand and Utilization

The rebound of global energy demand and the impact of a multi-year period of underinvestment in upstream oil and natural gas has resulted in reduced inventories of oil and natural gas and higher commodity prices, providing a supportive outlook for the oilfield services industry. In 2022, the war in Ukraine and sanctions on Russian hydrocarbons exacerbated the challenged supply situation and many importing countries are looking toward North America and the Middle East to fill the supply gap from exports of crude oil and natural gas through the global Liquified Natural Gas (**LNG**) market. Constrained natural gas production levels and low natural gas storage volumes resulted in North American natural gas prices strengthening. With U.S. LNG exports growing as countries look to displace Russian natural gas and various Canadian LNG projects expected to come online in 2025, we anticipate a sustained period of elevated natural gas drilling activity.

At current commodity price levels, we anticipate steady demand for our services and high fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years. However, broad economic concerns exist with respect to recession risk, rising interest rates and geopolitical instability. These concerns may negatively impact customer spending plans.

In 2023, we anticipate near full utilization in the Super-Spec rig market with customers seeking term contracts to secure rigs and ensure the fulfilment of their development programs. Accordingly, the tightening of available Super-Spec rigs is expected to support higher average day rates and potentially necessitate customer funded rig upgrades.

As at March 3, 2023, the U.S. rig count was approximately 15% higher than the same time last year and has averaged approximately 23% higher year-to-date compared to 2021. In Canada, the industry rig count at March 3, 2023 was approximately 13% higher than it was a year ago while the year-to-date rig count has averaged approximately 15% higher than 2021. Our U.S. and Canadian activity for the remainder of the year is expected to be determined by the strength in commodity prices and resulting customer budgets.

International

As at March 3, 2023, we had four rigs working on term contracts, one in Kuwait and three in the Kingdom of Saudi Arabia. During 2022, we were awarded four five-year drilling contracts in the Middle East that will increase our active rig count in the region to eight rigs by the middle of 2023. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

High Performance Rig Fleet

The industry trend toward more complex drilling programs has accelerated the retirement of older generation, less capable drilling rigs. Over the past several years, we and some of our competitors have been upgrading our drilling rig fleets primarily through upgrading existing rigs and decommissioning lower capacity rigs. In more recent years, drilling rigs have been equipped with automation systems and emission reduction technologies to further drive time and cost efficiencies and environmental performance in the well construction process. We believe this retooling of the industry-wide fleet has made legacy rigs virtually obsolete in North America.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2023 is expected to be $235 million and by spend category includes $163 million for maintenance, infrastructure, and intangibles and $72 million for expansion and upgrades. We expect to spend $223 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment and $1 million in the Corporate segment. At December 31, 2022, Precision had capital commitments of $184 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2023 expect to reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. We have increased our long-term debt reduction target from the beginning of 2022 through to the end of 2025 to $500 million and decreased our target Net Debt to Adjusted EBITDA leverage ratio from below 1.5 times to 1.0 times, while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

2022 RESULTS

Financial Highlights

Year ended December 31 (in thousands of dollars, except where noted)	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Revenue	1,617,194	63.9	986,847	5.5	935,753	(39.3)
Adjusted EBITDA[1]	311,605	61.6	192,772	(26.8)	263,403	(32.7)
Adjusted EBITDA % of revenue[1]	19.3%		19.5%		28.1%	
Net loss	(34,293)	(80.7)	(177,386)	47.7	(120,138)	(1,915.3)
Cash provided by operations	237,104	70.3	139,225	(38.4)	226,118	(21.5)
Funds provided by operations[1]	282,994	85.9	152,243	(10.8)	170,727	(41.7)
Cash used in investing activities	144,415	155.1	56,613	39.7	40,517	(45.6)
Capital spending by spend category[1]						
Expansion and upgrade	63,305	233.1	19,006	(29.2)	26,858	(77.8)
Maintenance and infrastructure	120,945	112.4	56,935	64.2	34,677	(11.0)
Intangibles	—	—	—	(100.0)	57	(92.9)
Proceeds on sale of property, plant and equipment	(37,198)	184.3	(13,086)	(38.0)	(21,094)	(76.8)
Net capital spending[1]	147,052	134.0	62,855	55.2	40,498	(42.1)
Net loss per share ($)						
Basic	(2.53)	(81.0)	(13.32)	52.1	(8.76)	(2,004.3)
Diluted	(2.53)	(81.0)	(13.32)	52.1	(8.76)	(2,046.7)

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Highlights

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Contract drilling rig fleet	225	(0.9)	227	—	227	0.4
Drilling rig utilization days						
U.S.	20,396	40.7	14,494	20.0	12,080	(54.5)
Canada	20,519	30.0	15,782	46.2	10,794	(25.5)
International	2,190	—	2,190	(13.3)	2,526	(18.3)
Revenue per utilization day						
U.S. (US$)	27,309	28.7	21,213	(19.0)	26,184	11.9
Canada (Cdn$)	27,037	28.1	21,105	(2.3)	21,611	0.2
International (US$)	51,242	(3.0)	52,837	(3.6)	54,811	6.7
Operating cost per utilization day						
U.S. (US$)	18,635	23.8	15,048	2.6	14,666	1.5
Canada (Cdn$)	17,007	23.8	13,734	1.4	13,546	(11.1)
Service rig fleet	135	9.8	123	—	123	—
Service rig operating hours	170,362	34.3	126,840	54.8	81,952	(44.3)

Financial Position and Ratios

(in thousands of dollars, except ratios)	December 31, 2022	December 31, 2021	December 31, 2020
Working capital[1]	60,641	81,637	175,423
Working capital ratio[1]	1.1	1.3	2.1
Long-term debt[2]	1,085,970	1,106,794	1,236,210
Total long-term financial liabilities[3]	1,206,619	1,185,858	1,304,162
Total assets	2,876,123	2,661,752	2,898,878
Enterprise Value[1][4]	2,470,538	1,660,781	1,409,147
Long-term debt to long-term debt plus equity	0.5	0.5	0.5
Long-term debt to cash provided by operations[1]	4.6	7.9	5.5

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Net of unamortized debt issue costs.

(3) Non-current liabilities less deferred tax liabilities.

(4) See page 23 for more information.

Consolidated Statements of Net Loss Summary

Year ended December 31 *(in thousands of dollars)*	2022	2021	2020
Revenue			
Contract Drilling Services	1,436,134	877,943	861,202
Completion and Production Services	187,171	113,488	77,251
Inter-segment elimination	(6,111)	(4,584)	(2,700)
	1,617,194	986,847	935,753
Adjusted EBITDA[(1)]			
Contract Drilling Services	397,753	231,532	300,425
Completion and Production Services	38,147	23,807	11,257
Corporate and Other	(124,295)	(62,567)	(48,279)
	311,605	192,772	263,403
Depreciation and amortization	279,035	282,326	316,322
Gain on asset disposals	(29,926)	(8,516)	(11,931)
Foreign exchange	1,278	393	4,542
Finance charges	87,813	91,431	107,468
Loss (gain) on investments and other assets	(12,452)	400	—
Loss (gain) on redemption and repurchase of unsecured senior notes	—	9,520	(43,814)
Loss before income tax	(14,143)	(182,782)	(109,184)
Income taxes	20,150	(5,396)	10,954
Net loss	(34,293)	(177,386)	(120,138)

(1) See Financial Measures and Ratios on page 40 of this report.

Results by Geographic Segment

Year ended December 31 *(in thousands of dollars)*	2022	2021	2020
Revenue			
U.S.	745,630	398,024	444,052
Canada	725,560	443,772	305,613
International	146,004	145,051	186,088
	1,617,194	986,847	935,753
Total assets			
U.S.	1,376,413	1,247,173	1,339,945
Canada	1,056,093	959,163	1,053,921
International	443,617	455,416	505,012
	2,876,123	2,661,752	2,898,878

2022 COMPARED WITH 2021

2022 was highlighted by increasing industry activity, supported by strengthening commodity prices, as global oil and natural gas demand approached pre-pandemic levels and customers sought to replenish depleted well inventories. In the U.S., West Texas Intermediate (**WTI**) oil prices averaged US$94.23 per barrel and Henry Hub natural gas prices averaged US$6.51 per MMBtu, representing an increase of 39% and 75% from 2021, respectively. In Canada, Western Canadian Select (**WCS**) and AECO natural gas prices averaged US$78.15 and $5.43 in 2022, respectively. Average WCS pricing was 43% higher than 2021 while AECO increased by 49%.

As compared with 2021, our revenue increased by 64% to $1,617 million. Our higher revenue in the year was primarily the result of higher North American activity and revenue per utilization day. We recognized Adjusted EBITDA in 2022 of $312 million, 62% higher than in 2021. Our higher Adjusted EBITDA in the current year was primarily due to increased activity and day rates, partially offset by higher share-based compensation charges. As compared with 2021, our U.S. drilling activity increased 41%, Canadian activity increased 30% and international activity remained consistent. In addition, our service rig operating hours increased 34% compared with the prior year. Our net loss in 2022 was $34 million, or $2.53 per diluted share, compared with a net loss of $177 million, or $13.32 per diluted share, in 2021.

Debt Repayments and Shareholder Returns

During the year, we reduced debt by $106 million through repayments on our Senior Credit and Real Estate Credit Facilities. Pursuant to our Normal Course Issuer Bid (**NCIB**), we repurchased and cancelled 130,395 common shares for $10 million.

Finance Charges

Finance charges were $88 million, a decrease of $4 million from 2021 due to lower debt issue costs, partially offset by the impact of higher variable interest rates on our Senior Credit and Real Estate Credit Facilities. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment were $184 million in 2022, an increase of $108 million from 2021. Capital spending by spend category included $63 million for expansion and upgrades and $121 million for the maintenance of existing assets and infrastructure.

During the year, we acquired the well servicing business and associated rental assets of High Arctic for consideration of $38 million. On the date of acquisition, we made a $10 million cash payment with the remaining balance of $28 million paid in the first quarter of 2023. The acquisition increased the size and scale of our operations within the Canadian well servicing industry, adding well-service rigs to our fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

Under IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2022, we reviewed each of our cash-generating units (**CGUs**) and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

Through the completion of normal course business operations, we sold non-core assets for proceeds of $37 million resulting in a gain on asset disposal of $30 million.

Income Taxes

In 2022, we recognized an income tax expense of $20 million as compared with an income tax recovery of $5 million in 2021. In 2022, we continued to not recognize the benefit of Canadian and certain international deferred tax assets resulting in a higher income tax expense as compared with 2021.

2021 COMPARED WITH 2020

In the U.S., WTI oil prices averaged US$67.91 per barrel and Henry Hub natural gas prices averaged US$3.72 per MMBtu, representing an increase of 72% and 75% from 2020, respectively. In Canada, WCS and AECO natural gas price averaged US$54.84 and $3.64 in 2020, respectively. Average WCS pricing was 106% higher than 2020 while AECO increased by 63%.

As compared with 2020, our revenue in 2021 increased by 5% to $987 million. Our higher revenue in the year was primarily the result of higher North American drilling and service activity, partially offset by lower average drilling day rates across all regions. We recognized Adjusted EBITDA in 2021 of $193 million, 27% lower than in 2020. Our lower Adjusted EBITDA in 2021 was primarily due to higher share-based compensation charges, lower average drilling day rates and the impact of lower idle but contracted rig revenue, partially offset by higher drilling and service activity and lower restructuring costs. As compared with 2020, our U.S. drilling activity increased 20%, Canadian activity increased 46% and international activity decreased 13%. In addition, our service rig operating hours increased 55% compared with 2020. Our net loss in 2021 was $177 million, or $13.32 per diluted share, compared with a net loss of $120 million, or $8.76 per diluted share, in 2020.

Issue and Redemption of Unsecured Senior Notes

During 2021, we issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of face value. The net proceeds from the issuance, along with amounts drawn on our Senior Credit Facility, were used to redeem in full US$286 million aggregate principal amount of our 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of our 5.250% unsecured senior notes due 2024 for a total of US$557 million, plus accrued and unpaid interest, resulting in a loss on redemption of US$8 million.

Finance Charges

Finance charges were $91 million, a decrease of $16 million compared with 2020 and were primarily due to a reduction in interest expense related to retired debt and the impact of the strengthening of the Canadian dollar on our U.S. dollar denominated interest, partially offset by higher amortization of debt issue costs.

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment and intangible assets were $76 million in 2021, an increase of $14 million from 2020. By spend category, our capital spending included $19 million for expansion and upgrades and $57 million for the maintenance of existing assets, infrastructure and intangibles.

Under IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2021, we reviewed each cash-generating unit and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

During 2021, we disposed of our directional drilling business for a gain of $1 million.

Foreign Exchange

We recognized a foreign exchange expense of $0.4 million in 2021 as compared with $5 million in 2021. The lower foreign exchange expense in 2021 was due to the translation impact of lower outstanding U.S. denominated intercompany payables.

Income Taxes

In 2021, we recognized an income tax recovery of $5 million as compared with an income tax expense of $11 million in 2020. The income tax recovery in 2021 was primarily the result of the reversal of temporary differences. In 2021, we did not recognize the benefit of Canadian and certain international deferred tax assets.

SEGMENTED RESULTS

CONTRACT DRILLING SERVICES

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2022	% of revenue	2021	% of revenue	2020	% of revenue
Revenue	1,436,134		877,943		861,202	
Expenses						
Operating	988,885	68.9	618,327	70.4	526,716	61.2
General and administrative	49,496	3.4	28,084	3.2	26,441	3.1
Restructuring	—	—	—	—	7,620	0.9
Adjusted EBITDA[1]	397,753	27.7	231,532	26.4	300,425	34.9

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Statistics

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Number of drilling rigs (year-end)	225	(0.9)	227	—	227	0.4
Drilling utilization days (operating and moving)						
U.S.	20,396	40.7	14,494	20.0	12,080	(54.5)
Canada	20,519	30.0	15,782	46.2	10,794	(25.5)
International	2,190	—	2,190	(13.3)	2,526	(18.3)
Drilling revenue per utilization day						
U.S.	27,309	28.7	21,213	(19.0)	26,184	11.9
Canada	27,037	28.1	21,105	(2.3)	21,611	0.2
International	51,242	(3.0)	52,837	(3.6)	54,811	6.7

2022 Compared with 2021

Revenue from Contract Drilling Services was $1,436 million, 64% higher than 2021 due to higher North America drilling activity and revenue per utilization day. As compared to 2021, our North America drilling activity increased 35% while average revenue per utilization day in the U.S. and Canada increased 29% and 28%, respectively.

Operating expenses in 2022 were 69% of revenue, 2% lower than the prior year, primarily due to the impact of increased North American revenue per utilization day. On a per utilization day basis, in the U.S., operating costs were 24% higher than the prior year primarily due to higher rig operating expenses and repairs and maintenance, offset by fixed operating overheads spread over more utilization days. Operating costs on a per day basis in our Canadian drilling rig division were 24% higher than in 2021, primarily due to higher rig operating expenses and repairs and maintenance and lower Canada Emergency Wage Subsidy (**CEWS**) program assistance. In both the U.S. and Canada, higher rig operating expenses primarily related to increased wages while our increased activity resulted in higher repairs and maintenance. In 2021, our operating expenses were reduced by CEWS program assistance of $15 million. We did not recognize any CEWS program assistance in 2022.

General and administrative expenses for 2022 increased by $21 million due to higher share-based compensation charges resulting from our increased share price. In 2022, we recognized share-based compensation charges of $13 million as compared with $5 million in the prior year.

Our 2022 Adjusted EBITDA was $398 million as compared with $232 million in the prior year. The increase was primarily due to the impact of increased activity and revenue per utilization day, partially offset by higher share-based compensation charges in 2022 and the impact of CEWS program assistance in 2021.

U.S. Drilling

Revenue from U.S. drilling was US$557 million, 81% higher than 2021. Drilling rig activity, as measured by utilization days, was up 41% while average revenue per utilization day increased 29% compared with 2021. Adjusted EBITDA was US$158 million,103% higher than 2021, as a result of higher activity and revenue per utilization day.

Our higher U.S. drilling revenue per utilization days was primarily due to higher revenue per utilization day, spurred by the tightening of available Super-Spec rigs, and higher turnkey revenue. In 2022, we recognized turnkey revenue of US$25 million which accounted for 4% of our U.S. drilling revenue as compared with US$14 million and 4% in 2021, respectively. During the year, we recognized US$2 million of revenue from idle but contracted rigs as compared with nil million in 2021.

Drilling Statistics – U.S.

We ended the year with a U.S. rig count of 101. We averaged 56 rigs working in 2022, 40% higher than 2021, as industry activity increased by 52%. The average number of active land rigs for the industry was 699 in 2022 as compared with 461 rigs in the prior year.

	2022		2021		2020	
	Precision	**Industry** [1]	Precision	Industry [1]	Precision	Industry [1]
Average number of active land rigs for quarters ended:						
March 31	**51**	**603**	33	378	55	764
June 30	**55**	**687**	39	437	30	378
September 30	**57**	**746**	41	485	21	241
December 31	**60**	**761**	45	545	26	297
Annual average	**56**	**699**	40	461	33	420

(1) Source: Baker Hughes.

Canadian Drilling

Revenue from Canadian drilling was $557 million, 67% higher than 2021. Drilling rig activity, as measured by utilization days, was up by 30% while average revenue per utilization day increase by 28% compared with the prior year.

Adjusted EBITDA was $192 million, 77% higher than 2021, as a result of higher drilling activity and day rates, partially offset by lower CEWS program assistance.

Drilling Statistics – Canada

We ended the year with a Canadian rig count of 111. We averaged 56 rigs working in 2022, 30% higher than 2021 which was consistent with industry as the average number of active land rigs for the year rose 33% from 132 to 176.

	2022		2021		2020	
	Precision	**Industry** [1]	Precision	Industry [1]	Precision	Industry [1]
Average number of active land rigs for quarters ended:						
March 31	**63**	**205**	42	145	63	196
June 30	**37**	**113**	27	72	9	25
September 30	**59**	**199**	51	151	18	47
December 31	**66**	**187**	52	160	28	88
Annual average	**56**	**176**	43	132	29	89

(1) Source: Baker Hughes.

COMPLETION AND PRODUCTION SERVICES

Financial Results

Year ended December 31 *(in thousands of dollars, except where noted)*	**2022**	**% of revenue**	2021	% of revenue	2020	% of revenue
Revenue	**187,171**		113,488		77,251	
Expenses						
Operating	**141,827**	**75.8**	84,401	74.4	59,404	76.9
General and administrative	**7,197**	**3.8**	5,280	4.7	3,995	5.2
Restructuring	**—**	**—**	—	—	2,595	3.4
Adjusted EBITDA[1]	**38,147**	**20.4**	23,807	21.0	11,257	14.6

(1) See Financial Measures and Ratios on page 40 of this report.

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Number of service rigs (end of year)	135	9.8	123	—	123	—
Service rig operating hours	170,362	34.3	126,840	54.8	81,952	(44.3)

2022 Compared with 2021

Revenue from Completion and Production Services was $187 million, 65% higher than 2021, resulting from increased activity across all divisions and stronger hourly service rates. Our current year service rig operating hours rose by 34% versus the comparable period.

Operating expenses were 76% of segment revenue, 1% higher than 2021, which was primarily the result of industry-wide wage increases and lower CEWS program assistance. General and administrative expenses increased by 36% due the higher share-based compensation and higher fixed overheads associated with the acquisition of High Arctic's well servicing business.

In 2021, we recognized CEWS program assistance of $6 million, presented as offsets to operating and general and administrative expenses of $5 million and $1 million, respectively. We did not recognize any CEWS program assistance in 2022.

Adjusted EBITDA increased by 60% from 2022 as a result of increased activity and higher service rates, partially offset by lower CEWS program assistance.

CORPORATE AND OTHER

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2022	2021	2020
Expenses			
General and administrative	124,295	62,567	40,433
Restructuring	—	—	7,846
Adjusted EBITDA[1]	(124,295)	(62,567)	(48,279)

(1) See Financial Measures and Ratios on page 40 of this report.

2022 Compared with 2021

Our Corporate and Other segment contains support functions that provide assistance to our business segments. It includes costs incurred in corporate groups in both Canada and the U.S.

Corporate general and administrative expenses were $124 million in 2022, $62 million higher than 2021. The increase was mainly related to increased share-based compensation charges resulting from our higher share price in the current year. In 2022, corporate general and administrative costs were 7.7% of consolidated revenue compared with 6.3% in the prior year.

QUARTERLY FINANCIAL RESULTS

2022 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	351,339	326,016	429,335	510,504
Adjusted EBITDA[1]	36,855	64,099	119,561	91,090
Net earnings (loss)	(43,844)	(24,611)	30,679	3,483
per basic share	(3.25)	(1.81)	2.26	0.27
per diluted share	(3.25)	(1.81)	2.03	0.27
Funds provided by operations[1]	29,955	60,373	81,327	111,339
Cash provided by (used in) operations	(65,294)	135,174	8,142	159,082

(1) See Financial Measures and Ratios on page 40 of this report.

2021 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	236,473	201,359	253,813	295,202
Adjusted EBITDA[1]	54,539	28,944	45,408	63,881
Net loss	(36,106)	(75,912)	(38,032)	(27,336)
per basic share	(2.70)	(5.71)	(2.86)	(2.05)
per diluted share	(2.70)	(5.71)	(2.86)	(2.05)
Funds provided by operations[1]	43,430	12,607	33,525	62,681
Cash provided by operations	15,422	42,219	21,871	59,713

(1) See Financial Measures and Ratios on page 40 of this report.

Fourth Quarter 2022 Compared with Fourth Quarter 2021

In the fourth quarter of 2022, we recorded net earnings of $3 million or $0.27 per diluted share compared to a net loss of $27 million or a net loss of $2.05 per diluted share in 2021.

Revenue for the fourth quarter was $511 million, 73% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days (drilling days plus move days) increased by 31% in the U.S. and 26% in Canada and well service activity increased 49% as compared with the fourth quarter of 2021. Our 2022 fourth quarter revenue from our Contract Drilling Services and Completion and Production Services segments increased 71% and 84%, respectively, from the comparable 2021 quarter.

Adjusted EBITDA for the quarter was $91 million, $27 million higher than 2021 mainly due to increased activity and day rates, partially offset by higher share-based compensation charges and lower CEWS program assistance. Share-based compensation charges for the quarter were $75 million, $69 million higher than in 2021 with the increase primarily due to our higher share price during the current year quarter.

Contract Drilling Services

Revenue from Contract Drilling Services was $453 million this quarter, 71% higher than in 2021, while Adjusted EBITDA increased by 101% to $138 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American activity and day rates.

Drilling rig utilization days in the U.S. were 5,482, 31% higher than 2021. Drilling rig utilization days in Canada were 6,058, 26% higher than 2021. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 552, consistent with 2021.

As compared with 2021, our U.S. fourth quarter revenue per utilization day increased 42% to $31,242. The increase was primarily the result of improved pricing, partially offset by lower turnkey revenue. During the fourth quarter, we recognized revenue from turnkey projects of US$4 million compared with US$6 million in 2021. Compared with the same quarter in 2021, drilling rig revenue per utilization day in Canada increased 30% to $29,886 due to higher day rates and increased labor and cost recoveries, partially offset by rig mix. Our international revenue per utilization day for the quarter was slightly lower than in 2021 primarily due to the expiration of drilling contracts.

In the U.S., operating costs per utilization day were $19,253, 20% higher than in 2021. The increase was primarily due to higher repairs and maintenance, field wages and larger crew sizes. Our Canadian operating costs on a per day basis increased 17% to $17,538 and was due to due to higher field wages, larger crew sizes and higher repairs and maintenance expenses.

Our general and administrative expenses increased by $12 million as compared with the fourth quarter of 2021. The higher expense for the quarter pertains to higher share-based compensation charges from our increasing share price and performance multiplier. In the fourth quarter, we recognized $8 million of share-based compensation charges as compared with $1 million in 2021.

Completion and Production Services

Completion and Production Services revenue for the fourth quarter of 2022 increased to $59 million as compared with $32 million in 2021. The higher revenue was primarily due to increased average service rates and activity. Our fourth quarter service rig operating hours were 49,368 an increase of 49% from 2021.

Operating costs as a percentage of revenue were 77%, consistent with 2021. As compared to 2021, our fourth quarter general and administrative expenses increased by 56%. The higher expense for the quarter is primarily due to incremental costs resulting from our well servicing acquisition in the third quarter of 2022.

Our fourth quarter Adjusted EBITDA increased to $12 million as compared with $6 million in 2021, primarily due to increased average service rates and activity, partially offset by higher share-based compensation expense.

Corporate and Other

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $58 million as compared with $11 million in the fourth quarter of 2021. Our current quarter Adjusted EBITDA was impacted by higher share-based compensation costs from our increased share price and the impact of the increased performance multiplier.

FINANCIAL CONDITION

The oilfield services business is inherently cyclical. To manage this variability, we focus on maintaining a strong financial position to have the financial flexibility we need to continue to manage our capital expenditures and cash flows, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking the results of our operations to keep costs down. We maintain a variable cost structure so we can respond to changing market demand. We also invest in our fleet to make sure we remain competitive. Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings generated through the operating leverage provided by our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs help provide more certainty of future revenues and return on our growth capital investments.

LIQUIDITY

During 2022, we maintained our strong liquidity position, exiting the year with a cash balance of $22 million and approximately $575 million of available borrowing capacity under our secured credit facilities, providing us with approximately $600 million of total liquidity.

We expect cash provided by operations and our sources of financing, including our Senior Credit Facility, to be sufficient to meet our unsecured senior note obligations and to fund future capital expenditures.

At December 31, 2022, excluding letters of credit, we had approximately $1,103 million (2021 – $1,126 million) outstanding under our secured and unsecured credit facilities and $15 million (2021 – $17 million) in unamortized debt issue costs. Our Senior Credit Facility and Real Estate Credit Facility include financial ratio covenants that are tested quarterly.

The current blended cash interest cost of our debt is approximately 7.1%.

Ratios and Key Financial Indicators

We evaluate the relative strength of our financial position by monitoring our working capital, debt ratios and liquidity. We also monitor returns on capital and link our executives' incentive compensation to certain long-term strategic targets as well as the returns of our shareholders relative to the shareholder returns of our peers.

Financial Position and Ratios

(in thousands of dollars, except ratios)	December 31, 2022	December 31, 2021	December 31, 2020
Working capital[1]	60,641	81,637	175,423
Working capital ratio[1]	1.1	1.3	2.1
Long-term debt[2]	1,085,970	1,106,794	1,236,210
Total long-term financial liabilities[3]	1,206,619	1,185,858	1,304,162
Total assets	2,876,123	2,661,752	2,898,878
Enterprise Value[1][4]	2,470,538	1,660,781	1,409,147
Long-term debt to long-term debt plus equity	0.5	0.5	0.5
Long-term debt to cash provided by operations[1]	4.6	7.9	5.5
Net Debt to Adjusted EBITDA[1]	3.4	5.5	4.3

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Net of unamortized debt issue costs.

(3) Non-current liabilities less deferred tax liabilities.

(4) See page 23 for more information.

Credit Rating

Credit ratings affect our ability to obtain short and long-term financing, the cost of this financing, and our ability to engage in certain business activities cost-effectively.

At March 3, 2023	Moody's	S&P	Fitch
Corporate credit rating	B2	B	B+
Senior Credit Facility rating	Not rated	Not rated	BB+
Unsecured senior notes credit rating	B3	B	B+

CAPITAL MANAGEMENT

To maintain and grow our business, we invest in growth, upgrade and sustaining capital. We base expansion and upgrade capital decisions on return of capital employed and payback, and we mitigate the risk that we may not be able to fully recover our capital, by requiring term contracts for new-build rigs.

We base our maintenance capital decisions on actual activity levels, using key financial indicators that we express as per operating day or per operating hour. Sourcing internally (through our manufacturing and supply divisions) helps keep our maintenance capital costs as low as possible.

Foreign Exchange Risk

Our U.S. and international operations have revenue, expenses, assets, and liabilities denominated in currencies other than the Canadian dollar (mostly in U.S. dollars and currencies that are pegged to the U.S. dollar). This means that changes in currency exchange rates can materially affect our income statement, statement of financial position and statement of cash flow. We manage this risk by matching the currency of our debt obligations with the currency of cash flows generated by the operations that the debt supports.

Hedge of Investments in Foreign Operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates. During 2022, we continued to designate our U.S. dollar Senior Credit Facility and unsecured senior notes as a net investment hedge in our U.S. dollar denominated foreign operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts in earnings.

SOURCES AND USES OF CASH

At December 31 *(in thousands of dollars)*	2022	2021	2020
Cash provided by operations	237,104	139,225	226,118
Cash used in investing activities	(144,415)	(56,613)	(40,517)
Surplus	92,689	82,612	185,601
Cash used in financing activities	(113,171)	(149,913)	(145,624)
Effect of exchange rate changes on cash	1,481	(883)	(5,906)
Net cash movement	(19,001)	(68,184)	34,071

Cash Provided by Operations

In 2022, cash provided by operations was $237 million compared with $139 million in 2021. The increase was primarily the result of higher activity and service rates, partially offset by higher share-based compensation charges and the impact of increased working capital draws resulting from our increased activity in 2022.

Cash Used in Investing Activities

Our 2022 capital spending of $184 million by spend category was comprised of:
- $63 million on upgrade and expansion capital, and
- $121 million on maintenance and infrastructure capital.

The $184 million in capital expenditures in 2022 was split between our segments as follows:
- $178 million in Contract Drilling Services,
- $5 million in Completion and Production Services, and
- $1 million in Corporate and Other.

Expansion and upgrade capital includes the cost of long-lead items purchased for our capital inventory, such as integrated top drives, drill pipe, control systems, engines, and other items we can use to complete new-build projects or upgrade our rigs in North America and internationally.

We sold underutilized capital assets for proceeds of $37 million in 2022 compared with $13 million in 2021.

We acquired the well servicing business and associated rental assets of High Arctic for $38 million. Cash consideration of $10 million was paid in 2022 with the remaining balance paid in first quarter of 2023.

In 2021, Precision sold its directional drilling business to Cathedral Energy Services Ltd. (**Cathedral**), receiving 13,400,000 Cathedral common shares, along with warrants to purchase an additional 2,000,000 Cathedral common. We revalue the common shares and warrants at the end of each reporting. For the year ended December 31, 2022, we recognized a gain on investments and other assets of $12 million.

Cash Used in Financing Activities

In 2022, cash used in financing activities was $113 million as compared with $150 million in 2021. Our 2022 financing activities were comprised of:
- $106 million of net repayments of long-term debt,
- $10 million of NCIB share repurchases,
- $7 million of lease payments, and
- $10 million of proceeds from the exercise of share options.

CAPITAL STRUCTURE

Material Debt

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)			
US$500[1] million (extendible, revolving term credit facility with US$300 million accordion feature)	US$44 million drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facility (secured)			
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$18 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)			
$40 million	Undrawn, except $28 million in outstanding letters of credit	Letters of credit and general corporate purposes	
US$15 million	Undrawn	Short term working capital requirements	
Demand letter of credit facility (secured)			
US$40 million	Undrawn, except US$31 million in outstanding letters of credit	Letters of credit	
Unsecured senior notes (unsecured)			
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1) US$53 million expires on November 21, 2023.

Covenants

At December 31, 2022, we were in compliance with the covenants of our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes.

	Covenant	At December 31, 2022
Senior Credit Facility		
Consolidated senior debt to consolidated covenant EBITDA[1]	≤ 2.50	0.22
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80
Real Estate Credit Facility		
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80
Unsecured Senior Notes		
Consolidated interest coverage ratio	≥ 2.00	3.62

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Senior Credit Facility

The senior secured revolving credit facility (**Senior Credit Facility**) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500 million with a provision for an increase in the facility of up to an additional US$300 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters of greater than 2.5:1, subject to the amendments noted below.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

On April 9, 2020, Precision agreed with the lenders of its Senior Credit Facility to certain covenants during the Covenant Relief Period. On June 18, 2021, Precision agreed with the lenders of its Senior Credit Facility to extend the facility's maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025, however; US$53 million of the US$500 million will expire on November 21, 2023. Precision exited the Covenant Relief Period on September 30, 2022.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2022, US$44 million was drawn under this facility (2021 – US$118 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2022, outstanding letters of credit amounted to US$56 million (2021 – US$33 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (**CDOR**); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

Real Estate Credit Facilities

Our Canadian Real Estate Credit Facility is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

Our U.S. Real Estate Credit Facility is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled, or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Unsecured Senior Notes

The unsecured senior notes require we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to pay dividends, make distributions or repurchase shares from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 senior notes and July 1, 2021 for the 2029 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments and repurchase shares until such time as the restricted payments baskets become positive. During 2022, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Contractual Obligations

Our contractual obligations include both financial obligations (long-term debt and interest) and non-financial obligations (new-build rig commitments, leases, and equity-based compensation for key executives and officers). The table below shows the amounts of these obligations and when payments are due for each.

At December 31, 2022		Payments due (by period)			
(in thousands of dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt[1]	2,287	73,654	484,893	542,004	1,102,838
Interest on long-term debt[1]	77,774	155,087	91,664	38,816	363,341
Purchase of property, plant and equipment[1][2]	97,116	69,908	16,955	—	183,979
Leases[1]	10,985	18,505	10,472	8,628	48,590
Contractual incentive plans[1][3]	94,403	93,434	—	—	187,837
Total	282,565	410,588	603,984	589,448	1,886,585

(1) U.S. dollar denominated balances are translated at the period end exchange rate of Cdn$1.00 equals US$0.7380.

(2) Balance primarily relates to cost of rig equipment with flexible delivery schedule wherein we can take delivery between 2023 and 2026.

(3) Includes amounts not yet accrued but are likely to be paid at the end of the contract term. Our long-term incentive plans compensate officers and key employees through cash payments when their awards vest. Equity-based compensation amounts are shown based on the closing share price on the TSX of $103.71 at December 31, 2022.

Shareholders Capital

	March 3, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Shares outstanding	13,768,652	13,558,525	13,304,425	13,459,593
Deferred share units outstanding	1,470	1,470	1,470	1,470
Share options outstanding	156,208	164,803	383,448	432,458

During 2023, we settled certain vesting RSUs and PSUs through the issuance of 230,336 common shares and, pursuant to our NCIB, repurchased and cancelled 15,888 common shares for $1 million.

More information about our capital structure can be found in our Annual Information Form, available on our website and on SEDAR.

Common Shares

Our articles of amalgamation allow us to issue an unlimited number of common shares.

Preferred Shares

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

Enterprise Value

(in thousands of dollars, except shares outstanding and per share amounts)	December 31, 2022	December 31, 2021	December 31, 2020
Shares outstanding	13,558,525	13,304,425	13,459,593
Year-end share price on the TSX	103.71	44.69	20.93
Shares at market	1,406,155	594,575	281,709
Long-term debt	1,085,970	1,106,794	1,236,210
Less cash	(21,587)	(40,588)	(108,772)
Enterprise Value[1]	2,470,538	1,660,781	1,409,147

(1) See Financial Measures and Ratios on page 40 of this report.

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Because of the nature of our business, we are required to make estimates about the future that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Estimates are based on our past experience, our best judgement and assumptions we think are reasonable.

Our significant accounting policies are described in Note 3 to the Consolidated Financial Statements. We believe the following are the most difficult, subjective or complex judgements, and are the most critical to how we report our financial position and results of operations:
- impairment of long-lived assets
- depreciation and amortization
- income taxes.

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation's property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation's measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation's continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation's weighted average cost of capital.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangibles, comprise the majority of our assets. The carrying value of these assets is reviewed for impairment periodically or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Corporation's analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, the financial performance of the CGU compared to forecasts and consideration of the Corporation's market capitalization.

The recoverability of long-lived assets requires a calculation of the recoverable amount of the cash generating unit or groups of CGUs to which assets have been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgement is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs, and judgement is required in projecting cash flows and selecting the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants. For property, plant and equipment, this requires us to forecast future cash flows to be derived from the utilization of our assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although we believe the estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such estimations are subject to significant uncertainty and judgement.

Depreciation and Amortization

Our property, plant and equipment and intangible assets are depreciated and amortized based on estimates of useful lives and salvage values. These estimates consider data and information from various sources, including vendors, industry practice, and our own historical experience, and may change as more experience is gained, market conditions shift, or new technological advancements are made.

Determination of which parts of the drilling rig equipment represent a significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate. The amount of such provisions is based on various factors, such as our experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

RISKS IN OUR BUSINESS

Investing in Precision securities presents risks. Take time to read about the risks described below and other important information in this report and our other disclosure documents before making an investment decision, as these risks could have a material adverse effect on our business, financial condition, results of operations and cash flow. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision's policies, guidelines and review mechanisms.

Our businesses routinely encounter and manage risks, some of which may cause our future results to be different, and sometimes materially different than what we presently anticipate. We describe certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the prices of oil and natural gas, which are subject to volatility and on the exploration and development activities of oil and natural gas exploration and production companies

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high, and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business in recent years. Increased volatility and other factors beyond our control have led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The use of natural gas is growing quickly worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world's largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China and Norway. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of LNG in ocean-going tanker ships introduced an element of globalization to the natural gas market. The development of LNG means all the major production centers for natural gas are linked to the world's major demand centers.

Worldwide military, political, economic and other events, such as the COVID-19 pandemic, the conflict in Ukraine or a conflict in the Middle East, expectations for global economic growth, inflation, political sanctions, trade disputes, or initiatives by OPEC+, can affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and U.S.), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

In 2022, an industry source reports 17,663 wells were started onshore in the U.S., compared to approximately 21,300 in 2021. In Western Canada, the CAOEC reports 5,582 wells were drilled in 2022 compared to 5,545 in 2021. According to industry sources, the U.S. average active land drilling rig count was up approximately 52% in 2022, compared to 2021, and the Canadian average active land drilling rig count was up approximately 33% during the same period as oil and natural gas prices stabilized throughout 2022.

Recently, commodity prices have been negatively affected by a combination of factors, including increased production, the decisions of OPEC+, concerns in respect of a recession, the COVID-19 pandemic and a strengthening in the U.S. dollar relative to most other currencies. Although OPEC+ agreed in October 2022 to oil production cuts, there is no assurance that the most recent OPEC+ agreement will be observed by its parties and OPEC+ may change its agreement depending upon market conditions. Although crude oil prices have recovered since March 2020, reductions related to the onset of the COVID-19 pandemic, oil and natural gas prices are expected to continue to be volatile as a result of near-term production instability, the potential for a resurgence of the COVID-19 pandemic, conflict in Ukraine and actions of Russia, changes in oil and natural gas inventories, sanctions on Russian oil and natural gas exports and prices, industry demand, global and national economic performance, the actions of OPEC+, and any coordinated releases of oil from strategic reserves by the U.S. (or any other country). Certain of these events and conditions may contribute to decreased exploration and drilling activities and a decrease in confidence in the oil and natural gas industry generally. These difficulties have been exacerbated in Canada and the U.S. by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty and environmental regulation. Each of these factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas and drilling activities by our customers, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a result of the continued volatility in oil and natural gas prices, regulatory uncertainty, and strategies of certain of our customers to focus on debt reductions or returning cash to shareholders rather than incurring expenditures on exploration and drilling activities, demand for our services may be lower compared to historic periods when commodity prices were at similar levels. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in reductions in capital budgets by our customers in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Additionally, the availability and pricing of alternative sources of energy, a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital expenditures and capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

- negatively impacting our revenue, cash flow, profitability and financial condition
- restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
- affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
- our customers negotiating, terminating, or failing to honour their drilling contracts with us
- making our Senior Credit Facility financial covenants more difficult to maintain, and
- negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future. A significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing, rig availability and technology are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. In addition, the development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services. If demand for drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Lower activity in the contract drilling industry exposes us to the risk of oversupply of equipment

Periods of low demand often lead to low utilization. The number of drilling rigs competing for work in markets where we operate has remained the same as the industry has seen a decrease in drilling activity relative to periods prior to 2015. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry decline could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Pipeline constraints and other regulatory uncertainty in western Canada could have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Construction has commenced on the Trans Mountain and Coastal Gaslink pipelines in western Canada; however, both projects may face further regulatory delays or disruptions. Canada generally has also lagged behind other natural gas producing countries in taking advantage of rising global demand and prices for natural gas in 2022 primarily as a result of Canada's lack of liquified natural gas facilities and, by extension, export capacity owing to regulatory delay and uncertainty.

The regulatory uncertainty in Canada has impacted some of our customers' ability to obtain financing as well as their ability to market their oil and natural gas, which has also depressed overall exploration and production activity. These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower-level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Internationally, our operations rely on expat crews working in the host country where we operate. Any restriction, delays or embargo on issuance or renewal of work visas by host governments can have a material impact on our ability to conduct operations.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. We may decide to establish operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

- an uncertain political and economic environment
- the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
- war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
- fluctuations in foreign currency and exchange controls
- restrictions on the repatriation of income or capital
- increases in duties, taxes and governmental royalties
- renegotiation of contracts with governmental entities
- changes in laws and policies governing operations of companies
- compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries, and
- trade restrictions or embargoes imposed by the U.S. or other countries.

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgement or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

We are subject to compliance with the United States Foreign Corrupt Practices Act (**FCPA**) and the Corruption of Foreign Public Official Act (Canada) (**CFPOA**), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential civil and criminal claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (**SEC**), the U.S. Office of Foreign Assets Control and similar agencies have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. We could also face fines, sanctions and other penalties from authorities in other the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility and in our unsecured senior notes indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

Repaying our debt depends on our ability to generate cash flow and our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations are carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 85% of Precision's consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Customers' inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activity. If the availability of credit to our customers is reduced or the terms of such credit become less favourable to them, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Higher interest rates resulting from actions by central banks in response to inflation may reduce the amount of borrowing by our customers, which would decrease demand for our services. Additionally, certain investors and lenders may discourage investments or lending into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments or lending into the hydrocarbon industry, it could have an adverse effect on the cost and terms of capital or availability of capital for our customers, which may result in reduced spending by our customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – "*Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and on the exploration and development activities of oil and natural gas exploration and production companies*" on page 25.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility, Real Estate Credit Facilities and the Senior Notes Indentures contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see *Capital Structure – Material Debt – Unsecured Senior Notes* on page 22). In the event our Consolidated Interest Coverage Ratio (as defined in our two Senior Note Indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Note Indentures restrict our ability to incur additional indebtedness. As of December 31, 2022, our Consolidated Interest Coverage Ratio, as calculated per our Senior Note Indentures, was 3.62.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility and Real Estate Credit Facilities (see *Capital Structure – Material Debt* on page 21). Events beyond our control could affect our ability to meet these tests in the future. If we breach any covenants, it could result in a default under the Senior Credit Facility and Real Estate Credit Facilities or any of the Senior Note Indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility, Real Estate Credit Facilities or any of the Senior Note Indentures to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the Senior Note Indentures to be due and payable immediately.

At December 31, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective. Additionally, new technologies, services or standards could render some of our services, drilling rigs or equipment obsolete, which could reduce our competitiveness and have a material adverse impact on our business, financial condition and results of operations.

Entering new lines of business or technical enhancements to our existing operating capabilities can be subject to risks, including a potential lack of acceptance by consumers and increased capital expenditures

Our Alpha™ technologies and EverGreen™ suite of environmental solutions use new technologies and are relatively new lines of business for us. Our ability to generate revenue from new business lines is uncertain and there can be no assurance that they will be able to generate significant revenue or be profitable. We may not realize benefits from investments into new business lines or technical enhancements for several years or may not realize benefits from such investments at all. Failure to realize the intended benefits from such investments could negatively affect our ability to attract new customers or expand our offerings to existing customers and may adversely affect our results from operations.

The timing and amount of capital expenditures we incur, including those related to our Alpha™ technologies and EverGreen™ suite of environmental solutions, will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Public health crises, such as the COVID-19 pandemic, may impact our business

Local, regional, national or international public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Such public health crises, pandemics, epidemics and disease outbreaks are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors, such as the duration, severity and geographic resurgence of the virus; the impact and effectiveness of governmental action to reduce the spread and treat such outbreak, including government policies and restriction; vaccine hesitancy and voluntary or mandatory quarantines; and the global response surrounding any such uncertainty.

While vaccination programs for COVID-19 have resulted in a more positive worldwide economic outlook, the overall timing, including the spread of any variants, and effectiveness of the vaccination programs for existing or new variants remains uncertain and emergency measures to combat the spread of the virus may be required from time to time, in certain countries or jurisdictions which could continue to result in decreased demand for oil and gas or increased volatility in prices for oil and gas.

The economic climate resulting from the impact of public health crises, pandemics and epidemics and any corresponding emergency measures that may be implemented from time to time by various governments may have significant adverse impacts on Precision including, but not exclusively:

- potential interruptions of our business or operations
- material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
- future impairment charges to our property, plant and equipment and intangible assets
- risk of non-payment of accounts receivable and customer defaults, and
- additional restructuring charges as we align our structure and personnel to the dynamic environment.

Additionally, such public health crises, if uncontrolled, may result in temporary shortages of staff to the extent our workforce is impacted and may result in temporary interruptions to our business or operations, which may have an adverse effect on our financial condition, results of operations and cash flow.

Our and our customers' operations are subject to numerous environmental laws, regulations and guidelines

In addition to expanded regulations and guidelines related specifically to climate change, we and our customers are subject to numerous environmental laws and regulations, including regulations relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these regulations apply directly to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. For instance, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material. The total costs of complying with environmental protection requirements is unknown, but we may experience increased insurance and compliance costs as further environmental laws and regulations are introduced.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Governments in Canada and the U.S. may also consider more stringent regulations or restrictions of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. There can also be no guarantee that other laws and other government programs relating to the oil and natural gas industry and the transportation industry will not be changed in a manner that directly and adversely impacts the demand for oil and natural gas which could affect our business, nor can there be any assurances that the laws, regulations or rules governing our customers will not be changed in a manner that adversely affects our customers and, therefore, our business. In the U.S., the Biden Administration will likely implement additional regulations and oversight concerning environmental policies and federal land management compared to the Trump Administration. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

Major projects that would benefit our customers, such as new pipelines and other facilities, including liquified natural gas export facilities in Canada, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The views on climate change are evolving at a regional, national and international level. As a result, political and economic events may significantly affect the scope and timing of climate change measures and regulations that are ultimately put in place, which may challenge the oil and gas industry in a number of ways or result in changes to how companies in the industry operate or spend capital. Additionally, the risks of natural disasters that could impact our business may increase in the future as a result of climate change. Furthermore, as societal awareness and public debate continue to grow in relation to the potential impact of climate change, consumer demand for alternative fuel sources may continue to rise and incentives to conserve energy may be developed. Our business may be adversely impacted as a result of climate change and its associated impacts, including, without limitation, our financial condition, results of operations, cash flow, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, and/or business plans.

Physical Impact

As discussed under "*Business in our industry is seasonal and highly variable*" on page 36, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse effect on our business and operating results. Furthermore, extreme and evolving climate conditions could result in increased risks of, or more frequent, natural disasters such as flooding or forest fires and may result in delays or cancellation of some of our customer's operations or could increase our operating costs (such as insurance costs), which could have a material adverse effect on our business and operating results. Extreme weather conditions could also impact the production and drilling of new wells. We cannot estimate the degree to which climate change and extreme climate conditions could impact our business and operating results; however, our insurance costs have increased, partially as a result of recent natural disasters.

Regulatory Impact

In response to climate change and increased focus on environmental protection, environmental laws, regulations and guidelines relating to the protection of the environment, including regulations and treaties concerning climate change or greenhouse gas and other emissions, continue to expand in scope. There has been an increasing focus on the reduction of greenhouse gas and other emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy. Laws, regulations or treaties concerning climate change or greenhouse gas and other emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving, and it is difficult to estimate with certainty the impact they will have on our business.

Canada and the U.S. are signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change (**UNFCCC**) in December 2015. The goals of the Paris Agreement are to prevent global temperature rise from exceeding

2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. On November 4, 2020, the U.S. formally withdrew from the Paris Agreement; however, on January 20, 2021, the Biden Administration re-entered the U.S. into the Paris Agreement, which may provide for climate targets that could result in reduced demand for oil and natural gas in the United States. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the **PCF**). The PCF requires all provinces and territories to have a carbon price of $30 per tonne in 2020 and rising by $10 per year to $50 per tonne in 2022. In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per tonne by 2050. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap-and-trade system. Saskatchewan remains the only Canadian jurisdiction that has not joined the national plan set out in the PCF. Saskatchewan released its own output-based performance standards approach, which is applied only to certain large industrial facilities. The proposed system in Saskatchewan only partially meets the PCF standards, therefore the federal carbon pollution pricing system will apply in Saskatchewan to sources not covered by Saskatchewan's system. Certain Canadian provinces, including Alberta and Saskatchewan, had previously launched constitutional challenges related to the PCF; however, on March 25, 2021, the Supreme Court of Canada released its judgment confirming the constitutionality of Canada's national carbon pricing regime. In November 2021, to conclude the 26th Conference of the Parties to the UNFCCC, nearly 200 countries including Canada signed the Glasgow Climate Pact, which reaffirms the commitments to limiting global temperature rise set out in the Paris Agreement. The Glasgow Climate Pact called for nations to submit new targets to the UNFCCC by the end of 2022 to align with the Paris Agreement's goals, requests that nations take accelerated actions to reduce emissions by 2030 and asks nations to accelerate the development and adoption of policies to transition towards low-emission energy systems. It also includes the party nations' agreement on rules under the Paris Agreement to create a global carbon credit market.

As of the date hereof, it is not possible to predict the effect of the Paris Agreement, the Glasgow Climate Pact and climate change-related legislation in Canada, the U.S. and globally on our business or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada, the U.S. or globally. While some of these regulations are in effect, others remain in various phases of review, discussion or implementation, leading to uncertainties regarding the timing and effects of these emerging regulations, making it difficult to accurately determine the cost impacts and effects on our operations. Further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas and potentially lead to lower demand for our services.

Transition Impact

In addition to the physical and regulatory effects of climate change on our business, an increasing focus on the reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may result in lower oil and natural gas prices and depress the overall level of oil and natural gas exploration and production activity, impacting the demand for our services from the oil and natural gas industry. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, reduce access to capital, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find other more energy efficient/green generating energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. A public safety performance issue could also result in reputational damage to us or increased costs of operating and insuring Precision's assets.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers' business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cybersecurity awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cybersecurity attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. Increased inflation may also result in cost increases for the key components, materials, equipment and parts we use in our business. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

The COVID-19 pandemic has resulted in acute supply chain issues for many industries that may impact our ability to obtain key components, materials, equipment and parts for our operations. Additionally, new laws in respect of forced labour and other human rights issues throughout the supply chain may result in increased compliance costs for us or a potential need to make changes to our supply chain.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and term and access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, it could result in increased operation or regulatory costs, lower shareholder confidence or loss of public support for our business.

The loss of one or more of our larger customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2022, approximately 41% of our revenue was received from our ten largest drilling customers and approximately 19% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them. Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers.

Our fixed-term drilling contracts generally provide our customers with the ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated before the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without receiving early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders' equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the Senior Note Indentures, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets and inflationary pressure may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow. See also "*Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in.*"

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may have an impact on our cost of borrowing under our Senior Credit Facility, Real Estate Credit Facilities and any debt financing we may negotiate. Actions by central banks to increase benchmark interest rates in reaction to inflation may increase our cost of borrowing and make the terms of borrowing less favourable to us. On July 27, 2017, the U.K. Financial Conduct Authority (**FCA**) announced that it intends to stop compelling banks to submit LIBOR rates after 2021.

The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us. On July 29, 2021, the Alternative References Rates Committee formally recommended the Secured Overnight Finance Rate (**SOFR**) as its preferred alternative replacement rate for U.S. dollar LIBOR. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR at this time, it is not presently known whether SOFR or any other alternative reference rates that have been proposed will attain market acceptance as replacements of U.S. dollar LIBOR.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts, we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties and higher contractual liabilities on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Mergers and acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate mergers and acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Mergers and acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the merged or acquired business, the ability to properly access and maintain an effective internal control environment over a merged or acquired company to comply with public reporting requirements, potential loss of key employees and customers of the merged or acquired companies, and an increase in our expenses and working capital requirements. Any merger or acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future mergers and acquisitions and also may issue equity securities or convertible securities for mergers and acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future mergers and acquisitions. Mergers and acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future mergers and acquisitions into our operations, we may not derive the benefits such as operational or administrative synergies we expect from mergers and acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, political sanctions, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, for some of which may be self-insured. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer. We try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, flooding, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of theses liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Certain of our offerings use proprietary technology and equipment which can involve potential infringement of a third party's rights or a third party's infringement of our rights, including rights to intellectual property. From time to time, we or our customers may become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, or third parties are successful in enforcing their rights against us. As a result, any technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition and results of operations.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce. We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur, including those related to our Alpha™ technologies and EverGreen™ suite of environmental solutions, will directly affect the amount of cash available. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our business financial condition, results of operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our capital asset balance for impairment when certain internal and external factors indicate the need for further analysis. When assessing impairment triggers and calculating impairment it is based on management's estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to capital assets would result in a non-cash charge against net earnings, which could be material.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts' expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. At times when our share price is relatively low, we may be subject to takeover attempts by certain companies or institutions acting opportunistically.

While there is currently an active trading market for our shares in the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced.

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future, we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see *Capital Structure* on page 21).

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a *foreign private issuer*, we are exempt from certain rules under the United States Exchange Act of 1934 (the **Exchange Act**) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and *short-swing* profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (**IFRS**), which differs in some respects from U.S. GAAP. We are required to assess our *foreign private issuer* status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a *foreign private issuer* under U.S. securities laws, we would be required to comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe we are or will be treated as a passive foreign investment company (**PFIC**) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences for a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (**CFC**) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation's tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

EVALUATION OF CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

We maintain internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the United States Securities Exchange Act of 1934, as amended (the **Exchange Act**) and under National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings (**NI 52-109**).

Management, including the Chief Executive Officer (**CEO**) and the Chief Financial Officer (**CFO**), has conducted an evaluation of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (**COSO 2013**).

There were no changes in our internal control over financial reporting in 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Based on management's assessment as at December 31, 2022, management has concluded that our internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting as at December 31, 2022 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this annual report.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risk that controls may become inadequate.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our interim and annual filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

Management, including the CEO and CFO, carried out an evaluation, as at December 31, 2022, of the effectiveness of the design and operation of Precision's disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act and NI 52-109. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Precision's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act or Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the rules and forms therein.

It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that these disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ADVISORIES

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this MD&A, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, **forward-looking information and statements**).

Our forward-looking information and statements in this MD&A include, but are not limited to, the following:
- our strategic priorities for 2023
- our capital expenditures, free cash flow allocation and debt reduction plan for 2023
- anticipated activity levels in 2023
- anticipated demand for our drilling rigs
- plans for returns of capital to shareholders
- the average number of term contracts in place for 2023
- customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions
- potential commercial opportunities and rig contract renewals
- our future debt reduction plans
- our outlook on oil and natural gas prices
- target Net Debt to Adjusted EBITDA
- the potential impact liquefied natural gas export development could have on North American drilling activity
- our expectations that new or newer rigs will enter the markets we currently operate in, and
- our ability to remain compliant with our Senior Credit Facility and Real Estate Credit Facility financial debt covenants.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:
- the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets
- the status of current negotiations with our customers and vendors
- customer focus on safety performance
- existing term contracts are neither renewed or terminated prematurely
- continued market demand for our drilling rigs
- our ability to deliver rigs to customers on a timely basis
- the impact of climate change on our business
- the success of our response to the COVID-19 global pandemic
- the general stability of the economic and political environment in the jurisdictions in which we operate, and
- the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
- volatility in the price and demand for oil and natural gas
- fluctuations in the level of oil and natural gas exploration and development activities
- fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
- our customers' inability to obtain adequate credit or financing to support their drilling and production activity
- changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
- shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
- liquidity of the capital markets to fund customer drilling programs
- availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
- the physical, regulatory and transition impacts of climate change
- the impact of weather and seasonal conditions on operations and facilities
- competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
- ability to improve our rig technology to improve drilling efficiency
- the success of vaccinations for COVID-19 worldwide
- public health crises that impact demand for our services and our business
- general political, economic, market or business conditions

- the availability of qualified personnel and management
- a decline in our safety performance which could result in lower demand for our services
- business interruptions related to cybersecurity risks
- changes to, and new laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
- terrorism, social, civil and political unrest globally or in the foreign jurisdictions where we operate
- fluctuations in foreign exchange, interest rates and tax rates, and
- other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this MD&A under the section titled "*Risks in our Business*" and in reports on file with securities regulatory authorities from time to time, including but not limited to our annual information form (**AIF**) for the year ended December 31, 2022, which you can find in our profile on SEDAR (**www.sedar.com**) or in our profile on EDGAR (**www.sec.gov**).

All of the forward-looking information and statements made in this MD&A are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this MD&A are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Forward-looking information and statements in this MD&A may also address our sustainability plans and progress. The inclusion of these statements is not an indication that these contents are necessarily material to investors and certain standards for measuring progress for sustainability are still developing (including for emissions disclosures).

FINANCIAL MEASURES AND RATIOS

NON-GAAP FINANCIAL MEASURES

We reference certain additional Non-Generally Accepted Accounting Principles (**Non-GAAP**) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
	The most directly comparable financial measure is net earnings (loss).
Funds provided by (used in) operations	We believe funds provided by (used in) operations, as reported in our Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.
	The most directly comparable financial measure is cash provided by (used in) operations.
Net capital spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.
	The most directly comparable financial measure is cash provided by (used in) investing activities.
	Net capital spending is calculated as follows:

Year ended December 31 *(in thousands of dollars)*	**2022**	2021	2020
Capital spending by spend category			
Expansion and upgrade	**63,305**	19,006	26,858
Maintenance and infrastructure	**120,945**	56,935	34,734
	184,250	75,941	61,592
Proceeds on sale of property, plant and equipment	**(37,198)**	(13,086)	(21,094)
Net capital spending	**147,052**	62,855	40,498
Business acquisitions	**10,200**	—	—
Purchase of investments and other assets	**617**	3,500	—
Changes in non-cash working capital balances	**(13,454)**	(9,742)	19
Cash used in investing activities	**144,415**	56,613	40,517

Working capital   We define working capital as current assets less current liabilities, as reported in our Consolidated Statements of Financial Position.

Working capital is calculated as follows:

Year ended December 31 *(in thousands of dollars)*	**2022**	2021	2020
Current assets	**470,670**	319,757	342,263
Current liabilities	**(410,029)**	(238,120)	(166,840)
Working capital	**60,641**	81,637	175,423

NON-GAAP RATIOS

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue   We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Net Debt to Adjusted EBITDA   We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

SUPPLEMENTARY FINANCIAL MEASURES

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital spending by spend category   We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

Enterprise Value   We calculate our Enterprise Value as our market capitalization (outstanding common shares multiplied by our share price at the reporting date) plus our long-term debt less cash, as reported in our Consolidated Statements of Financial Position.

Long-term debt to cash provided by (used in) operations   We calculate our long-term debt, as reported in our Consolidated Statements of Financial Position, to cash provided by (used in) operations, as reported in our Consolidated Statements of Cash Flow.

Working capital ratio   We define our working capital ratio as current assets divided by current liabilities, as reported in our Consolidated Statements of Financial Position.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at reporting date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (**IFRS**) as issued by the International Accounting Standards Board (**IASB**) and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared the Management's Discussion and Analysis (**MD&A**). The MD&A is based on the financial results of Precision Drilling Corporation (the **Corporation**) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2022 and December 31, 2021.

Management is responsible for establishing and maintaining adequate internal control over the Corporation's financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting. Management's evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (**COSO 2013**). Based on this evaluation, management concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2022. Also, management determined that there were no material weaknesses in the Corporation's internal control over financial reporting as of December 31, 2022.

KPMG LLP (**KPMG**), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2022.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation's internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu

Kevin A. Neveu
President and Chief Executive Officer
Precision Drilling Corporation

March 3, 2023

/s/ Carey T. Ford

Carey T. Ford
Chief Financial Officer
Precision Drilling Corporation

March 3, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (**the Corporation**) as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and the results of its financial performance and its cash flow for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (**PCAOB**), the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2023 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for the Contract Drilling cash generating units (CGUs)

As discussed in notes 3(f), 3(s) and 7 to the consolidated financial statements, the Corporation reviews the carrying amount of each of the cash generating units (CGUs) at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that an asset may be impaired such as financial performance of the CGUs compared to historical results and forecasts and consideration of the Corporation's market capitalization. The Corporation did not identify an indicator of impairment within the Corporation's Contract Drilling CGUs as at December 31, 2022. Accordingly, no impairment tests were performed on the Contract Drilling CGUs as at December 31, 2022. Total assets recognized in the Contract Drilling CGUs at December 31, 2022 were approximately $2,575 million.

We identified the assessment of indicators of impairment for the Corporation's Contract Drilling CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (**Adjusted EBITDA**) budgeted for 2023 for the Contract Drilling CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2022 and consideration of the Corporation's market capitalization on the Corporation's impairment indicator assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the Corporation's identification and evaluation of indicators that the Contract Drilling CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2023 to the Adjusted EBITDA for 2022, and the assessment of the Corporation's market capitalization. We evaluated the Corporation's 2023 budgeted Adjusted EBITDA for the Contract Drilling CGUs by comparing it to historical results considering the impact of changes in conditions and events affecting the Contract Drilling CGUs. We compared the Corporation's 2022 budgeted Adjusted EBITDA for the Contract Drilling CGUs to actual results to assess the Corporation's ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation's impairment indicator analysis.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation's auditor since 1987.

Calgary, Canada
March 3, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Precision Drilling Corporation's and subsidiaries' (**the Corporation**) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (**PCAOB**), the consolidated statements of financial position of the Corporation as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report to the Shareholders. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada
March 3, 2023

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2022	December 31, 2021
ASSETS			
Current assets:			
Cash		$ 21,587	$ 40,588
Accounts receivable	(Note 25)	413,925	255,740
Inventory		35,158	23,429
Total current assets		470,670	319,757
Non-current assets:			
Income taxes recoverable		1,602	—
Deferred tax assets	(Note 14)	455	867
Property, plant and equipment	(Note 7)	2,303,338	2,258,391
Intangibles	(Note 8)	19,575	23,915
Right-of-use assets	(Note 12)	60,032	51,440
Investments and other assets		20,451	7,382
Total non-current assets		2,405,453	2,341,995
Total assets		$ 2,876,123	$ 2,661,752
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	(Note 25)	$ 392,053	$ 224,123
Income tax payable		2,991	839
Current portion of lease obligations		12,698	10,935
Current portion of long-term debt	(Note 9)	2,287	2,223
Total current liabilities		410,029	238,120
Non-current liabilities:			
Share-based compensation	(Note 13)	60,133	26,728
Provisions and other	(Note 16)	7,538	6,513
Lease obligations		52,978	45,823
Long-term debt	(Note 9)	1,085,970	1,106,794
Deferred tax liabilities	(Note 14)	28,946	12,219
Total non-current liabilities		1,235,565	1,198,077
Shareholders' equity:			
Shareholders' capital	(Note 17)	2,299,533	2,281,444
Contributed surplus		72,555	76,311
Deficit		(1,301,273)	(1,266,980)
Accumulated other comprehensive income	(Note 19)	159,714	134,780
Total shareholders' equity		1,230,529	1,225,555
Total liabilities and shareholders' equity		$ 2,876,123	$ 2,661,752

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan   /s/ Steven W. Krablin

William T. Donovan   Steven W. Krablin
Director   *Director*

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)

			2022		2021
Revenue	(Note 5)	$	1,617,194	$	986,847
Expenses:					
Operating	(Note 10, 25)		1,124,601		698,144
General and administrative	(Note 10, 25)		180,988		95,931
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization			311,605		192,772
Depreciation and amortization	(Note 7, 8, 12)		279,035		282,326
Gain on asset disposals	(Note 7)		(29,926)		(8,516)
Foreign exchange			1,278		393
Finance charges	(Note 11)		87,813		91,431
Loss (gain) on investments and other assets			(12,452)		400
Loss on redemption and repurchase of unsecured senior notes			—		9,520
Loss before income taxes			(14,143)		(182,782)
Income taxes:	(Note 14)				
Current			4,362		3,203
Deferred			15,788		(8,599)
			20,150		(5,396)
Net loss		$	(34,293)	$	(177,386)
Net loss per share:	(Note 18)				
Basic		$	(2.53)	$	(13.32)
Diluted		$	(2.53)	$	(13.32)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31,
(Stated in thousands of Canadian dollars)

		2022		2021
Net loss	$	(34,293)	$	(177,386)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency		106,669		(11,256)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt		(81,735)		8,455
Comprehensive loss	$	(9,359)	$	(180,187)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, *(Stated in thousands of Canadian dollars)*		**2022**	2021
Cash provided by:			
Operations:			
Net loss	$	**(34,293)** $	(177,386)
Adjustments for:			
Long-term compensation plans		**60,094**	31,952
Depreciation and amortization		**279,035**	282,326
Gain on asset disposals		**(29,926)**	(8,516)
Foreign exchange		**638**	1,733
Finance charges		**87,813**	91,431
Income taxes		**20,150**	(5,396)
Other		**542**	(972)
Loss (gain) on investments and other assets		**(12,452)**	400
Loss on redemption and repurchase of unsecured senior notes		**—**	9,520
Income taxes paid		**(3,263)**	(5,999)
Income taxes recovered		**24**	48
Interest paid		**(85,678)**	(67,258)
Interest received		**310**	360
Funds provided by operations		**282,994**	152,243
Changes in non-cash working capital balances	*(Note 25)*	**(45,890)**	(13,018)
Cash provided by operations		**237,104**	139,225
Investments:			
Purchase of property, plant and equipment	*(Note 7)*	**(184,250)**	(75,941)
Proceeds on sale of property, plant and equipment		**37,198**	13,086
Business acquisitions	*(Note 4)*	**(10,200)**	—
Purchase of investments and other assets		**(617)**	(3,500)
Changes in non-cash working capital balances	*(Note 25)*	**13,454**	9,742
Cash used in investing activities		**(144,415)**	(56,613)
Financing:			
Issuance of long-term debt	*(Note 9)*	**144,889**	696,341
Repayment of long-term debt	*(Note 9)*	**(250,749)**	(824,871)
Repurchase of share capital	*(Note 17)*	**(10,010)**	(4,294)
Debt amendment fees	*(Note 8)*	**—**	(913)
Debt issue costs	*(Note 9)*	**—**	(9,450)
Lease payments		**(7,134)**	(6,726)
Issuance of common shares on the exercise of options	*(Note 17)*	**9,833**	—
Cash used in financing activities		**(113,171)**	(149,913)
Effect of exchange rate changes on cash		**1,481**	(883)
Decrease in cash		**(19,001)**	(68,184)
Cash, beginning of year		**40,588**	108,772
Cash, end of year	$	**21,587** $	40,588

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of Canadian dollars)		Shareholders' Capital (Note 17)		Contributed Surplus		Accumulated Other Comprehensive Income (Note 19)		Deficit		Total Equity
Balance at January 1, 2022	$	2,281,444	$	76,311	$	134,780	$	(1,266,980)	$	1,225,555
Net loss		—		—		—		(34,293)		(34,293)
Other comprehensive income		—		—		24,934		—		24,934
Share-based payment reclassification		14,083		(219)		—		—		13,864
Share repurchase		(10,010)		—		—		—		(10,010)
Share options exercised		14,016		(4,183)		—		—		9,833
Share-based compensation expense		—		646		—		—		646
Balance at December 31, 2022	**$**	**2,299,533**	**$**	**72,555**	**$**	**159,714**	**$**	**(1,301,273)**	**$**	**1,230,529**

(Stated in thousands of Canadian dollars)		Shareholders' Capital (Note 17)		Contributed Surplus		Accumulated Other Comprehensive Income (Note 19)		Deficit		Total Equity
Balance at January 1, 2021	$	2,285,738	$	72,915	$	137,581	$	(1,089,594)	$	1,406,640
Net loss		—		—		—		(177,386)		(177,386)
Other comprehensive income		—		—		(2,801)		—		(2,801)
Share-based payment reclassification		—		(4,757)		—		—		(4,757)
Share repurchase		(4,294)		—		—		—		(4,294)
Share-based compensation expense		—		8,153		—		—		8,153
Balance at December 31, 2021	$	2,281,444	$	76,311	$	134,780	$	(1,266,980)	$	1,225,555

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (**Precision** or the **Corporation**) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (**IFRS**) as issued by the International Accounting Standards Board (**IASB**).

These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2023.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in the preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation's operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of the COVID-19 pandemic and the recovery therefrom coupled with several factors including higher levels of uncertainty due the Russian invasion of Ukraine and its impact on energy markets, rising interest and inflation rates, and constrained supply chains have created a higher level of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(d), (e), (f), (h), (i), (k), (q) and (s).

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries, when available, of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation's property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation's measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation's continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation's weighted average cost of capital.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:			
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision's own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of loss.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision's own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision's loan commitment fees are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Impairment of Non-Financial Assets

The carrying amounts of the Corporation's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or **CGU**). Judgement is required in the aggregation of assets into CGUs.

If any such indication exists, then the asset or CGU's recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Borrowing Costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in net earnings in the period in which they are incurred.

(h) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and require significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as the experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(i) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation's standard contract terms, customer payments are to be received within 30 days of the customer's receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer's drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation's performance.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(j) Employee Benefit Plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation's contributions to defined contribution plans are expensed as employees earn the entitlement.

(k) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(l) Share-Based Incentive Compensation Plans

The Corporation has established several cash-settled share-based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation's shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders' capital. The Corporation continues to have obligations under this plan.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders' capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders' capital.

(m) Foreign Currency Translation

Transactions of the Corporation's individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities' functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation's consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(n) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

(o) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset, a loss allowance is recorded for Expected Credit Losses (**ECL**). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(p) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation's net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation's risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.

(q) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

- the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
- the lessee's right to obtain substantially all of the economic benefits from the use of the asset; and
- the lessee's right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before the commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision's incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations requires the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

- future lease payments arising from a change in an index or rate;
- the estimated amount expected to be payable under a residual value guarantee; or
- the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net earnings if the carrying amount of the right-of-use asset has been reduced to zero.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease, if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

(r) Government Assistance and Grants

Precision may receive government grants in the form of transfers of resources in return for past or future compliance with certain conditions relating to operating activities. Government grants are recognized once there is reasonable assurance that Precision will comply with the attached conditions and grants will be received. Government grants are recognized in net earnings on a systematic basis over the periods in which Precision recognizes expenses related to costs for which the grants are intended to compensate.

(s) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation's analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts, with a focus upon earnings before income tax, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization (**Adjusted EBITDA**), and consideration of the Corporation's market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined which requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated Adjusted EBITDA associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgement.

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation's estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation's future taxable income. These estimates may be materially different from the actual final tax return in future periods.

(t) Accounting Standards and Amendments not yet Effective

The IASB has issued several new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2022. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision has assessed or is in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
IFRS 17 *Insurance Contracts* and Amendments to IFRS 17	January 1, 2023	Review in-progress
Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023	Review in-progress
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023	Review in-progress
Disclosure of Accounting Policies (Amendments of IAS 1)	January 1, 2023	Review in-progress
Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2024	Review in-progress

NOTE 4. BUSINESS COMBINATION

On July 27, 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. for consideration of $38 million. On the date of acquisition, Precision made a $10 million cash payment with the remaining balance of $28 million, included in accounts payable and accrued liabilities at December 31, 2022, and subsequently paid in the first quarter of 2023.

Included in the Completion and Production Services operating segment, the acquisition increased the size and scale of Precision's operations within the Canadian well servicing industry, adding well-service rigs to its fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

The acquisition was accounted for as a business combination, using the acquisition method, whereby the Acquired Assets and Assumed Liabilities (**Acquired Net Assets**) were recorded at their estimated fair values at the date of acquisition. Precision relied on a third-party appraisal when determining the fair value of the Acquired Net Assets.

Precision incurred $1 million of various transaction costs related to the business combination, which were recognized as an expense in the statement of net loss. These costs were primarily related to advisory, legal, consulting and other transaction costs.

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)		
Cash	$	10,200
Accounts payable and accrued liabilities		27,300
Fair value of consideration transferred	$	37,500
Acquired Assets		
Rig equipment	$	32,796
Vehicles		900
Buildings		1,457
Land		2,347
Right-of-use assets		6,990
Assumed Liabilities		
Lease obligations		(6,990)
Fair value of Acquired Net Assets	$	37,500

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statement of net loss in accordance with Precision's existing depreciation policies for similar equipment types.

NOTE 5. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
United States	$ 727,544	$ 18,129	$ —	$ (43)	$ 745,630
Canada	562,586	169,042	—	(6,068)	725,560
International	146,004	—	—	—	146,004
	$ 1,436,134	$ 187,171	$ —	$ (6,111)	$ 1,617,194
Day rate/hourly services	$ 1,394,394	$ 187,171	$ —	$ (748)	$ 1,580,817
Shortfall payments/idle but contracted	2,153	—	—	—	2,153
Turnkey drilling services	31,723	—	—	—	31,723
Other	7,864	—	—	(5,363)	2,501
	$ 1,436,134	$ 187,171	$ —	$ (6,111)	$ 1,617,194

Year ended December 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
United States	$ 385,330	$ 12,700	$ —	$ (6)	$ 398,024
Canada	347,562	100,788	—	(4,578)	443,772
International	145,051	—	—	—	145,051
	$ 877,943	$ 113,488	$ —	$ (4,584)	$ 986,847
Day rate/hourly services	$ 845,832	$ 113,488	$ —	$ (462)	$ 958,858
Shortfall payments/idle but contracted	543	—	—	—	543
Turnkey drilling services	17,086	—	—	—	17,086
Directional services[1]	7,871	—	—	—	7,871
Other	6,611	—	—	(4,122)	2,489
	$ 877,943	$ 113,488	$ —	$ (4,584)	$ 986,847

(1) Directional drilling disposed in the third quarter of 2021.

NOTE 6. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services.

Year ended December 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$ 1,436,134	$ 187,171	$ —	$ (6,111)	$ 1,617,194
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	397,753	38,147	(124,295)	—	311,605
Depreciation and amortization	255,286	14,381	9,368	—	279,035
Gain on asset disposals	(25,495)	(3,233)	(1,198)	—	(29,926)
Total assets	2,574,867	179,226	122,030	—	2,876,123
Capital expenditures	177,844	5,325	1,081	—	184,250

Year ended December 31, 2021		Contract Drilling Services		Completion and Production Services		Corporate and Other		Inter-Segment Eliminations		Total
Revenue	$	877,943	$	113,488	$	—	$	(4,584)	$	986,847
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization		231,532		23,807		(62,567)		—		192,772
Depreciation and amortization		256,072		15,405		10,849		—		282,326
Gain on asset disposals		(7,673)		(525)		(318)		—		(8,516)
Total assets		2,392,382		127,233		142,137		—		2,661,752
Capital expenditures		70,998		4,452		491		—		75,941

A reconciliation of earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization to net loss is as follows:

		2022		2021
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$	311,605	$	192,772
Deduct:				
Depreciation and amortization		279,035		282,326
Gain on asset disposals		(29,926)		(8,516)
Foreign exchange		1,278		393
Finance charges		87,813		91,431
Loss (gain) on investments and other assets		(12,452)		400
Loss on redemption and repurchase of unsecured senior notes		—		9,520
Income taxes		20,150		(5,396)
Net loss	$	(34,293)	$	(177,386)

The Corporation's operations are carried on in the following geographic locations:

Year ended December 31, 2022		United States		Canada		International		Total
Revenue	$	745,630	$	725,560	$	146,004	$	1,617,194
Total assets		1,376,413		1,056,093		443,617		2,876,123

Year ended December 31, 2021		United States		Canada		International		Total
Revenue	$	398,024	$	443,772	$	145,051	$	986,847
Total assets		1,247,173		959,163		455,416		2,661,752

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

		2022		2021
Cost	$	6,906,771	$	6,503,721
Accumulated depreciation		(4,603,433)		(4,245,330)
	$	2,303,338	$	2,258,391
Rig equipment		2,083,446		2,074,185
Rental equipment		15,977		20,597
Other equipment		11,465		17,088
Vehicles		3,380		3,204
Buildings		38,949		44,009
Assets under construction		117,535		67,884
Land		32,586		31,424
	$	2,303,338	$	2,258,391

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2020	$6,025,767	$ 105,024	$ 181,004	$ 35,350	$ 122,278	$ 60,572	$33,211	$6,563,206
Additions	15,288	—	254	—	—	60,399	—	75,941
Disposals	(100,004)	(1,822)	(2,300)	(543)	(2,454)	—	(1,674)	(108,797)
Reclassifications	47,080	—	188	—	—	(47,268)	—	—
Foreign exchange	(19,815)	(21)	(429)	(127)	(305)	(5,819)	(113)	(26,629)
Balance, December 31, 2021	5,968,316	103,181	178,717	34,680	119,519	67,884	31,424	6,503,721
Additions	63,058	587	517	—	141	122,271	—	186,574
Acquisitions	32,796	—	—	900	1,457	—	2,347	37,500
Disposals	(71,912)	(7,538)	(8,358)	(873)	(9,461)	2	(2,187)	(100,327)
Reclassifications	74,148	—	188	—	—	(74,336)	—	—
Foreign exchange	268,056	224	4,345	1,295	2,667	1,714	1,002	279,303
Balance, December 31, 2022	**$6,334,462**	**$ 96,454**	**$ 175,409**	**$ 36,002**	**$114,323**	**$ 117,535**	**$32,586**	**$6,906,771**

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2020	$3,755,973	$ 77,665	$ 153,686	$ 30,372	$ 72,827	$ —	$ —	$4,090,523
Depreciation expense	248,564	6,741	10,410	1,739	4,582	—	—	272,036
Disposals	(95,977)	(1,804)	(2,194)	(543)	(1,769)	—	—	(102,287)
Foreign exchange	(14,429)	(18)	(273)	(92)	(130)	—	—	(14,942)
Balance, December 31, 2021	3,894,131	82,584	161,629	31,476	75,510	—	—	4,245,330
Depreciation expense	250,885	5,196	6,894	875	4,252	—	—	268,102
Disposals	(66,452)	(7,522)	(8,357)	(873)	(5,793)	—	—	(88,997)
Foreign exchange	172,452	219	3,778	1,144	1,405	—	—	178,998
Balance, December 31, 2022	**$4,251,016**	**$ 80,477**	**$ 163,944**	**$ 32,622**	**$ 75,374**	**$ —**	**$ —**	**$4,603,433**

(a) Impairment

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2022, Precision reviewed each of its cash-generating units and did not identify indications of impairment and, therefore, did not test its CGUs for impairment.

(b) Asset Additions

In 2022, Precision purchased $184 million (2021 – $76 million) of property, plant and equipment and completed $2 million (2021 – nil) non-cash equipment swaps resulting in total asset additions of $187 million (2021 – $76 million).

(c) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a net gain on asset disposal of $30 million (2021 – $9 million).

During 2021, Precision sold its directional drilling business to Cathedral Energy Services Ltd. (**Cathedral**), along with $3 million of cash for a purchase price of $6 million, resulting in a gain on disposal of $1 million. The purchase price was satisfied through the issuance of 13,400,000 Cathedral common shares, along with warrants to purchase an additional 2,000,000 Cathedral common shares at a price of $0.60 per common share within a two-year period. The Cathedral common shares and share purchase warrants held by Precision are presented as long-term investments and other assets and will be revalued at each reporting period using Level I and II inputs, respectively. For the year ended December 31, 2022, Precision recognized a gain on investments and other assets of $12 million (2021 – $0.4 million loss), pertaining primarily to the revaluation of the Cathedral common shares and warrants.

NOTE 8. INTANGIBLES

		2022		2021
Cost	$	55,111	$	55,108
Accumulated amortization		(35,536)		(31,193)
	$	19,575	$	23,915
Loan commitment fees related to Senior Credit Facility	$	1,408	$	2,067
Software		18,167		21,848
	$	19,575	$	23,915

Cost

		Loan Commitment Fees		Software		Total
Balance, December 31, 2020	$	16,168	$	38,021	$	54,189
Additions		913		—		913
Foreign exchange		—		6		6
Balance, December 31, 2021		17,081		38,027		55,108
Additions		—		—		—
Foreign exchange		—		3		3
Balance, December 31, 2022	$	**17,081**	$	**38,030**	$	**55,111**

Accumulated Amortization

		Loan Commitment Fees		Software		Total
Balance, December 31, 2020	$	14,059	$	12,464	$	26,523
Amortization expense		955		3,715		4,670
Balance, December 31, 2021		15,014		16,179		31,193
Amortization expense		659		3,668		4,327
Foreign exchange		—		16		16
Balance, December 31, 2022	$	**15,673**	$	**19,863**	$	**35,536**

NOTE 9. LONG-TERM DEBT

		2022		2021		2022		2021
		U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities		
Current Portion of Long-Term Debt								
Canadian Real Estate Credit Facility	US $	—	US $	—	$	1,333	$	1,333
U.S. Real Estate Credit Facility		704		704		954		890
	US $	704	US $	704	$	2,287	$	2,223
Long-Term Debt								
Senior Credit Facility	US $	44,000	US $	118,000	$	59,620	$	149,206
Canadian Real Estate Credit Facility		—		—		16,334		17,667
U.S. Real Estate Credit Facility		8,389		9,093		11,368		11,498
Unsecured Senior Notes:								
7.125% senior notes due 2026		347,765		347,765		471,225		439,735
6.875% senior notes due 2029		400,000		400,000		542,004		505,784
	US $	800,154	US $	874,858		1,100,551		1,123,890
Less net unamortized debt issue costs						(14,581)		(17,096)
					$	1,085,970	$	1,106,794

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2020	$ 95,041	$1,141,638	$ —	$ 13,370	$ (12,943)	$1,237,106
Changes from financing cash flows:						
Proceeds from unsecured senior notes	—	482,064	—	—	—	482,064
Proceeds from Senior Credit Facility	194,277	—	—	—	—	194,277
Proceeds from Real Estate Credit Facility	—	—	20,000	—	—	20,000
Repayment of unsecured senior notes	—	(676,058)	—	—	—	(676,058)
Repayment of Senior Credit Facility	(146,930)	—	—	—	—	(146,930)
Repayment of Real Estate Credit Facility	—	—	(1,000)	(883)	—	(1,883)
Payment of debt issue costs	—	—	—	—	(9,450)	(9,450)
Non-cash changes:						
Loss on redemption and repurchase of unsecured senior notes	—	9,520	—	—	—	9,520
Amortization of debt issue costs	—	—	—	—	8,720	8,720
Original issue discount	—	3,628	—	—	(3,427)	201
Foreign exchange	6,818	(15,273)	—	(99)	4	(8,550)
Balance December 31, 2021	$ 149,206	$ 945,519	$ 19,000	$ 12,388	$ (17,096)	$1,109,017
Current	—	—	1,333	890	—	2,223
Long-term	149,206	945,519	17,667	11,498	(17,096)	1,106,794
Balance December 31, 2021	$ 149,206	$ 945,519	$ 19,000	$ 12,388	$ (17,096)	$1,109,017
Changes from financing cash flows:						
Proceeds from Senior Credit Facility	144,889	—	—	—	—	144,889
Repayment of Senior Credit Facility	(248,500)	—	—	—	—	(248,500)
Repayment of Real Estate Credit Facility	—	—	(1,333)	(916)	—	(2,249)
Non-cash changes:						
Amortization of debt issue costs	—	—	—	—	2,528	2,528
Foreign exchange	14,025	67,710	—	850	(13)	82,572
Balance December 31, 2022	**$ 59,620**	**$1,013,229**	**$ 17,667**	**$ 12,322**	**$ (14,581)**	**$1,088,257**
Current	—	—	1,333	954	—	2,287
Long-term	59,620	1,013,229	16,334	11,368	(14,581)	1,085,970
Balance December 31, 2022	**$ 59,620**	**$1,013,229**	**$ 17,667**	**$ 12,322**	**$ (14,581)**	**$1,088,257**

Precision's current and long-term debt obligations at December 31, 2022 will mature as follows:

2023	$	2,287
2024		2,287
2025		71,367
2026		484,893
Thereafter		542,004
	$	1,102,838

(a) Senior Credit Facility:

The senior secured revolving credit facility (**Senior Credit Facility**) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500 million with a provision for an increase in the facility of up to an additional US$300 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of four years, with an annual option on Precision's part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

On April 9, 2020, Precision agreed with the lenders of its Senior Credit Facility to certain covenants during the Covenant Relief Period. On June 18, 2021, Precision agreed with the lenders of its Senior Credit Facility to extend the facility's maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025, however, US$53 million of the US$500 million will expire on November 21, 2023. Precision exited the Covenant Relief Period on September 30, 2022.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2022, US$44 million was drawn under this facility (2021 – US$118 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2022 outstanding letters of credit amounted to US$56 million (2021 – US$33 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (**CDOR**); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Real Estate Credit Facility

In November 2020, Precision established a Real Estate Term Credit Facility. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

In March 2021, Precision established a Canadian Real Estate Credit Facility. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

The Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, Precision must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

(c) Unsecured Senior Notes:

Precision has the following unsecured senior notes outstanding:

7.125% US$ senior notes due 2026

These unsecured senior notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

Precision may redeem these notes in whole or in part at any time on or after November 15, 2020 and before November 15, 2022, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest. Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

6.875% US$ senior notes due 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

Prior to June 15, 2024, Precision may redeem up to 35% of the 6.875% unsecured senior notes due in 2029 with the net proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount plus accrued interest. Prior to January 15, 2025, Precision may redeem these notes in whole or in part at 100% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the January 15, 2025 redemption price plus required interest payments through January 15, 2025 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1

for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision's ability to incur additional indebtedness.

The unsecured senior notes also contain a restricted payments covenant that limits Precision's ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. These restricted payments baskets grow by, among other things, 50% of cumulative consolidated net earnings, and decrease by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2022, the governing net restricted payments basket was negative $363 million (2021 – negative $369 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2022, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision's unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (**Guarantor Subsidiaries**). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 27 summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission's Regulation S-X.

(d) Covenants:

At December 31, 2022, Precision was in compliance with the covenants of the Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes.

	Covenant	At December 31, 2022
Senior Credit Facility		
Consolidated senior debt to consolidated covenant EBITDA[(1)]	≤ 2.50	0.22
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80
Real Estate Credit Facility		
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80
Unsecured Senior Notes		
Consolidated interest coverage ratio	≥ 2.00	3.62

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 10. WAGE SUBSIDIES

In response to the economic slowdown caused by COVID-19, governments enacted various employer assistance programs including the Government of Canada's Canadian Emergency Wage Subsidy program. For the year ended December 31, 2021, Precision recognized $24 million of salary and wage subsidies. Wage subsidies were presented as reductions of operating and general and administrative expense of $21 million and $3 million, respectively. No wage subsidies were recognized for the year ended December 31, 2022.

NOTE 11. FINANCE CHARGES

		2022		2021
Interest:				
Long-term debt	$	81,060	$	78,921
Lease obligations		2,934		2,764
Other		968		80
Income		(323)		(210)
Amortization of debt issue costs		3,174		9,876
Finance charges	$	87,813	$	91,431

NOTE 12. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate		Vehicles and Equipment		Total	
Balance, December 31, 2020	$	43,689	$	11,479	$	55,168
Additions		514		3,029		3,543
Derecognition		—		(480)		(480)
Depreciation		(3,566)		(3,009)		(6,575)
Effect of foreign currency exchange differences		(174)		(42)		(216)
Balance, December 31, 2021	$	40,463	$	10,977	$	51,440
Additions		1,662		5,410		7,072
Acquired		6,990		—		6,990
Depreciation		(3,730)		(3,535)		(7,265)
Lease remeasurements		(372)		189		(183)
Effect of foreign currency exchange differences		1,483		495		1,978
Balance, December 31, 2022	$	**46,496**	$	**13,536**	$	**60,032**

Precision's real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

For the period ended December 31, 2022, Precision had total cash outflows of $10 million (2021 – $9 million) in relation to its lease obligations.

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision's real estate leases run for a period of one to 10 years while vehicle and equipment leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

		2022		2021
Less than one year	$	**10,985**	$	10,782
One to five years		**28,977**		29,327
More than five years		**8,628**		2,391
	$	**48,590**	$	**42,500**

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2022, the net book value of the underlying rig equipment subject to long-term drilling contracts was $774 million (2021 – $503 million).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2022   .

Less than one year	$	481,848
One to five years		746,480
More than five years		37,642
	$	1,265,970

NOTE 13. SHARE-BASED COMPENSATION PLANS

Precision's omnibus equity incentive plan (**Omnibus Plan**) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

Liability Classified Plans

		Restricted Share Units	Performance Share Units	Executive Performance Share Units	Non-Management Directors' DSUs	Total
Balance, December 31, 2020	$	6,624 $	4,751 $	6,833 $	1,609 $	19,817
Expensed during the period		17,168	18,634	17,646	3,065	56,513
Reclassification from equity-settled plans		—	—	(3,164)	—	(3,164)
Payments		(5,742)	(1,861)	(4,808)	—	(12,411)
Balance, December 31, 2021		18,050	21,524	16,507	4,674	60,755
Expensed during the period		34,555	87,297	4,172	7,623	133,647
Settlement in shares		—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans		—	—	(406)	—	(406)
Payments		(14,372)	(7,960)	(6,190)	—	(28,522)
Foreign exchange		(43)	(3)	—	—	(46)
Balance, December 31, 2022	$	38,190 $	100,858 $	— $	12,297 $	151,345
Current		26,330	64,882	—	—	91,212
Long-term		11,860	35,976	—	12,297	60,133
Balance, December 31, 2022	$	38,190 $	100,858 $	— $	12,297 $	151,345

(a) Restricted Share Units and Performance Share Units

Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (**RSU**) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (**PSU**) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision's share price performance compared to a peer group over the three-year period, repayment of debt and leverage ratio.

A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2020	484,782	565,379
Granted	356,928	488,510
Redeemed	(216,820)	(40,515)
Forfeited	(26,734)	(29,640)
December 31, 2021	598,156	983,734
Granted	180,710	311,579
Redeemed	(266,876)	(143,659)
Forfeited	(16,822)	(14,983)
December 31, 2022	**495,168**	**1,136,671**

Subsequent to December 31, 2022, Precision elected to settle certain vesting RSUs and PSUs through the issuance of 230,336 common shares.

(b) Executive Performance Share Units

Precision grants Executive PSUs to certain senior executives. Executive PSUs vest over a three-year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted.

A summary of the activity under this share-based incentive plan is presented below:

Executive Performance Share Units	Outstanding
December 31, 2020	288,707
Redeemed	(96,355)
Forfeited	(2,388)
December 31, 2021	189,964
Redeemed	(189,964)
December 31, 2022	**—**

Included in net loss for the year ended December 31, 2022 was an expense of $4 million (2021 – $18 million). During 2022, Precision settled 189,964 vesting Executive PSUs in 263,900 common shares.

(c) Non-Management Directors

Precision has a deferred share unit (**DSU**) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director's retirement. The redemption of DSUs in cash or common shares is solely at Precision's discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision's shares on the Toronto Stock Exchange for the five days immediately prior to payout.

A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2020	77,574
Granted	27,017
Balance December 31, 2021	104,591
Granted	14,183
Balance December 31, 2022	**118,774**

Equity Settled Plans

(d) Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2020	148,665	$ 87.00 – 286.20	$ 138.86	141,156
Forfeited	(33,060)	89.20 – 286.20	193.10	
December 31, 2021	115,605	87.00 – 146.40	123.35	115,605
Exercised	(26,705)	87.00 – 89.20	88.62	
Forfeited	(65,845)	89.20 – 286.20	141.05	
December 31, 2022	**23,055**	**$ 87.00 – 145.97**	**$ 113.01**	**23,055**

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2020	283,793	$ 51.20 – 183.60	$ 86.23	239,521
Forfeited	(15,950)	183.60 – 183.60	183.60	
December 31, 2021	267,843	$ 51.20 – 115.80	80.43	257,854
Exercised	(93,890)	51.20 – 68.80	61.64	
Forfeited	(32,205)	115.80 – 115.80	115.80	
December 31, 2022	**141,748**	**$ 51.20 – 111.47**	**$ 84.84**	**141,748**

Canadian Share Options	Total Options Outstanding			Options Exercisable	
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00	12,885	$ 87.00	2.15	12,885	$ 87.00
145.97	10,170	145.97	1.13	10,170	145.97
$ 87.00 – 145.97	**23,055**	**$ 113.01**	**1.70**	**23,055**	**$ 113.01**

U.S. Share Options	Total Options Outstanding			Options Exercisable	
	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
Range of Exercise Prices (US$):					
$ 51.20 – 85.40	83,993	$ 66.99	2.03	83,993	$ 66.99
100.40 – 111.47	57,755	110.81	1.08	57,755	110.81
$ 51.20 – 111.47	**141,748**	**$ 84.84**	**1.64**	**141,748**	**$ 84.84**

No options were granted during 2021 and 2022.

(e) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.

As at December 31, 2022, there were 1,470 (2021 – 1,470) deferred share units outstanding.

NOTE 14. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

		2022	2021
Loss before income taxes	$	(14,143) $	(182,782)
Federal and provincial statutory rates		24%	24%
Tax at statutory rates	$	(3,394) $	(43,868)
Adjusted for the effect of:			
Non-deductible expenses		1,146	1,162
Non-taxable capital gains		(379)	(257)
Impact of foreign tax rates		(2,559)	(1,474)
Withholding taxes		1,026	937
Taxes related to prior years		1,718	(1,467)
Tax assets not recognized		22,592	37,924
Other		—	1,647
Income tax expense (recovery)	$	20,150 $	(5,396)

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

		2022	2021
Deferred tax liability:			
Property, plant and equipment and intangibles	$	364,278 $	359,383
Debt issue costs		1,303	1,457
Partnership deferrals		21,768	11,082
Other		6,284	6,221
		393,633	378,143
Offsetting of assets and liabilities		(364,687)	(365,924)
	$	28,946 $	12,219
Deferred tax assets:			
Losses (expire from time to time up to 2042)	$	318,967 $	340,406
Long-term incentive plan		36,542	14,264
Other		9,633	12,121
		365,142	366,791
Offsetting of assets and liabilities		(364,687)	(365,924)
	$	455 $	867

The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

		2022		2021
Tax losses (Capital)	$	29,255	$	29,363
Tax losses (Income)		134,588		96,671
Deductible temporary differences		5,224		4,153
Total	$	**169,067**	$	130,187

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2020	$ 393,631 $	2,532 $	6,322 $	(370,439) $	2,665 $	(4,956) $	(9,617) $	20,138
Recognized in net earnings (loss)	(32,562)	8,550	(99)	28,528	(1,208)	(9,291)	(2,517)	(8,599)
Foreign exchange	(1,686)	—	(2)	1,505	—	(17)	13	(187)
Balance, December 31, 2021	$ 359,383 $	11,082 $	6,221 $	(340,406) $	1,457 $	(14,264) $	(12,121) $	11,352
Recognized in net earnings (loss)	(10,047)	10,686	51	33,827	(154)	(21,583)	3,008	15,788
Foreign exchange	14,942	—	12	(12,388)	—	(695)	(520)	1,351
Balance, December 31, 2022	$ **364,278** $	**21,768** $	**6,284** $	**(318,967)** $	**1,303** $	**(36,542)** $	**(9,633)** $	**28,491**

NOTE 15. BANK INDEBTEDNESS

At December 31, 2022, Precision had available $40 million (2021 – $40 million) and US$15 million (2021 – US$15 million) under secured operating facilities, and a secured US$40 million (2021 – US$30 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. In 2022, Precision increased the capacity of our secured demand letter of credit facility from US$30 million to US$40 million to allow for the issuance of additional letters of credit after securing certain international drilling contracts. As at December 31, 2022 and 2021, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$40 million facilities was reduced by outstanding letters of credit in the amount of $28 million (2021 – $7 million) and US$31 million (2021 – US$3 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank's prime lending rate, U.S. base rate, U.S. LIBOR rate plus applicable margin, or applicable margin for Banker's Acceptances, or in combination, and under the US$15 million facility at the bank's prime lending rate.

NOTE 16. PROVISIONS AND OTHER

		Workers' Compensation
Balance December 31, 2020	$	8,308
Expensed during the year		3,296
Payment of deductibles and uninsured claims		(2,815)
Foreign exchange		(71)
Balance December 31, 2021		8,718
Expensed during the year		7,615
Payment of deductibles and uninsured claims		(5,229)
Foreign exchange		643
Balance December 31, 2022	$	**11,747**

		2022		2021
Current	$	4,209	$	2,205
Long-term		7,538		6,513
	$	11,747	$	8,718

Precision maintains a provision for the deductible and uninsured portions of workers' compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the statement of financial position dates. In addition, the accrual includes management's estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the reporting dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

NOTE 17. SHAREHOLDERS' CAPITAL

(a) Authorized – unlimited number of voting common shares
– unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number		Amount
Balance, December 31, 2020	13,459,593	$	2,285,738
Share repurchase	(155,168)		(4,294)
Balance, December 31, 2021	13,304,425	$	2,281,444
Share repurchase	(130,395)		(10,010)
Settlement of Executive PSUs	263,900		14,083
Share options exercised	120,595		14,016
Balance, December 31, 2022	**13,558,525**	**$**	**2,299,533**

(c) Normal Course Issuer Bid

In 2022, the Toronto Stock Exchange (**TSX**) approved Precision's application to renew its Normal Course Issuer Bid (**NCIB**). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,148,771 common shares, representing 10% of the public float of common shares as of August 15, 2022. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than August 28, 2023. For the year ended December 31, 2022, Precision repurchased and cancelled a total of 130,395 (2021 – 155,168) common shares for $10 million (2021 – $4 million). Subsequent to December 31, 2022, Precision repurchased and cancelled 15,888 common shares for $1 million.

NOTE 18. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

	2022		2021
Net loss – basic and diluted	$ (34,293)	$	(177,386)

(Stated in thousands)	2022	2021
Weighted average shares outstanding – basic and diluted	13,546	13,315

NOTE 19. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)		Foreign Exchange Gain (Loss) on Net Investment Hedge		Tax Benefit Related to Net Investment Hedge of Long-Term Debt		Accumulated Other Comprehensive Income
December 31, 2020	$ 483,657	$	(351,474)	$	5,398	$	137,581
Other comprehensive income (loss)	(11,256)		8,455		—		(2,801)
December 31, 2021	472,401		(343,019)		5,398		134,780
Other comprehensive income (loss)	106,669		(81,735)		—		24,934
December 31, 2022	**$ 579,070**	**$**	**(424,754)**	**$**	**5,398**	**$**	**159,714**

NOTE 20. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matched individual contributions up to 5% (2021 – 3%) of the employee's eligible compensation. Total expense under the defined contribution plan in 2022 was $11 million (2021 – $6 million).

NOTE 21. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

		2022		2021
Salaries and other benefits	$	6,132	$	6,591
Equity-settled share-based compensation		441		5,554
Cash-settled share-based compensation		60,796		18,741
	$	67,369	$	30,886

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 22. CAPITAL COMMITMENTS

At December 31, 2022, the Corporation had commitments to purchase property, plant and equipment totaling $184 million (2021 – $137 million). Payments of $97 million for these commitments are expected to be made in 2023, $36 million in 2024 and $35 million in 2024.

NOTE 23. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision's business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision's business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the year ended December 31, 2022, Precision did not have any customers with revenue from transactions exceeding 10% of consolidated revenue (2021 – one customer exceeded 10% of consolidated revenue). In addition, Precision's most significant customer accounted for $24 million of the trade receivables balance at December 31, 2022 (2021 – $16 million).

The movement in the expected credit loss allowance during the year was as follows:

		2022		2021
Balance, January 1,	$	585	$	862
Impairment loss recognized		1,167		29
Amounts written-off as uncollectible		(23)		(70)
Impairment loss reversed		(31)		(231)
Effect of movement in exchange rates		34		(5)
Balance, December 31,	$	1,732	$	585

The ageing of trade receivables at December 31 was as follows:

		2022			2021	
	Gross	**Provision for Impairment**		Gross	Provision for Impairment	
Not past due	$ **224,872**	$ **2**	$	117,618	$	1
Past due 0 – 30 days	**54,578**	**16**		27,235		5
Past due 31 – 120 days	**18,845**	**1,400**		8,524		474
Past due more than 120 days	**766**	**314**		105		105
	$ **299,061**	$ **1,732**	$	153,482	$	585

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision had exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility and Real Estate Credit Facility as they are subject to floating rates of interest. At December 31, 2022, Precision had drawn US$44 million on its Senior Credit Facility (2021 – US$118 million) and $30 million (2021 – $31 million) on its Real Estate Credit Facilities. As at December 31, 2022, a 1% change to the interest rate would have a $1 million impact on net loss (2021 – $2 million). The interest rate on Precision's unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

		2022			2021	
	Canadian Operations	**Foreign Operations**		Canadian Operations	Foreign Operations	
Cash	US$ **264**	US$ **13,421**	US$	2,398	US$	17,382
Accounts receivable	**215**	**175,543**		14		115,614
Accounts payable and accrued liabilities	**(28,041)**	**(101,531)**		(29,427)		(81,971)
Long-term liabilities, excluding long-term incentive plans [(1)]	**—**	**(14,542)**		—		(14,781)
Net foreign currency exposure	US$ **(27,562)**	US$ **72,891**	US$	(27,015)	US$	36,244
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings (loss)	$ **(276)**	$ **—**	$	(270)	$	—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss	$ **—**	$ **729**	$	—	$	362

(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation's net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation's financial liabilities and other contractual commitments as at December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
Accounts payable and accrued liabilities	$ 392,053	$ —	$ —	$ —	$ —	$ —	$ 392,053
Share-based compensation	94,403	62,189	31,245	—	—	—	187,837
Long-term debt	2,287	2,287	71,367	484,893	—	542,004	1,102,838
Interest on long-term debt [(1)]	77,774	77,774	77,313	54,401	37,263	38,816	363,341
Commitments	108,101	45,541	42,872	22,592	4,835	8,628	232,569
Total	$ 674,618	$ 187,791	$ 222,797	$ 561,886	$ 42,098	$ 589,448	$2,278,638

(1) Excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and Real Estate Credit Facilities, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2022 was approximately $965 million (2021 – $969 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 24. CAPITAL MANAGEMENT

The Corporation's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain the future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.

As at December 31, 2022 and 2021, these ratios were as follows:

		2022		2021
Long-term debt	$	1,085,970	$	1,106,794
Shareholders' equity		1,230,529		1,225,555
Total capitalization	$	2,316,499	$	2,332,349
Long-term debt to long-term debt plus equity ratio		0.47		0.47

As at December 31, 2022, liquidity remained sufficient as Precision had $22 million (2021 – $41 million) in cash and access to the US$500 million Senior Credit Facility (2021 – US$500 million) and $115 million (2021 – $97 million) secured operating facilities. As at December 31, 2022, US$44 million (2021 – US$118 million) was drawn on the Senior Credit Facility with available credit further reduced by US$56 million (2021 – US$33 million) in outstanding letters of credit. Availability of the $40 million secured operating facility and US$40 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $28 million (2021 – $7 million) and US$31 million (2021 – US$3 million), respectively. There were no amounts drawn on the US$15 million (2021 – nil) secured operating facility.

NOTE 25. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances were as follows:

		2022		2021
Accounts receivable	$	(143,832)	$	(50,255)
Inventory		(10,482)		1,993
Accounts payable and accrued liabilities		121,878		44,986
	$	(32,436)	$	(3,276)
Pertaining to:				
Operations	$	(45,890)	$	(13,018)
Investments		13,454		9,742

The components of accounts receivable were as follows:

		2022		2021
Trade	$	297,329	$	152,897
Accrued trade		25,446		26,731
Prepaids and other		91,150		76,112
	$	413,925	$	255,740

The components of accounts payable and accrued liabilities were as follows:

		2022		2021
Accounts payable	$	136,360	$	90,750
Accrued liabilities:				
Payroll		153,932		68,953
Other		101,761		64,420
	$	392,053	$	224,123

Precision presents expenses in the consolidated statements of loss by function with the exception of depreciation and amortization and gain on asset disposals, which are presented by nature. Operating expense and general and administrative expense would include $241 million (2021 – $263 million) and $8 million (2021 – $11 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of loss were presented purely by function. The following table presents operating and general and administrative expenses by nature:

		2022		2021
Wages, salaries and benefits	$	735,566	$	482,695
Wage subsidies		—		(24,108)
Purchased materials, supplies and services		436,356		278,743
Share-based compensation		133,667		56,745
	$	1,305,589	$	794,075
Allocated to:				
Operating expense	$	1,124,601	$	698,144
General and administrative		180,988		95,931
	$	1,305,589	$	794,075

NOTE 26. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation's interpretation of relevant tax legislation and regulations. The Corporation's management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation's obligations under them are not probable or determinable.

NOTE 27. LONG-TERM DEBT GUARANTORS

Precision Drilling Corporation (**Parent**) issued registered unsecured senior notes in 2017 and 2021 which are fully and unconditionally guaranteed by certain U.S. and Canadian subsidiaries (**Guarantor Subsidiaries**) that also guaranteed the Senior Credit Facility. These Guarantor Subsidiaries are directly or indirectly wholly owned by the Parent. The following is a description of the terms and conditions of the guarantees with respect to the unsecured senior notes for which Precision is the Parent issuer and Guarantor Subsidiaries (**Obligor Group**) and provides a full and unconditional guarantee.

As at December 31, 2022, Precision had $1,013 million principal amount of unsecured senior notes outstanding, $471 million due in 2026 and $542 million due in 2029, all of which is guaranteed by the Guarantor Subsidiaries.

The Guarantor Subsidiaries jointly and severally, fully, unconditionally, and irrevocably guarantees the payment of the principal and interest on the unsecured senior notes when they become due, whether at maturity or otherwise. The guarantee is unsecured and ranks senior with all of the Guarantor Subsidiaries' other unsecured obligations.

The Guarantor Subsidiaries will be released and relieved of their obligations under the guarantees after the obligations to the holders are satisfied in accordance with the applicable indentures.

Summarized Financial Information

The following tables include summarized financial information for the Obligor Group on a combined basis after the elimination of (i) intercompany transactions and balances within the Obligor Group; (ii) equity in earnings from investments in the non-guarantor subsidiaries; and (iii) intercompany dividend income.

Statements of Loss

		Parent and Guarantor Subsidiaries		
		2022		2021
Revenue	$	**1,474,824**	$	844,619
Expenses		**1,196,168**		690,149
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization		**278,656**		154,470
Net loss		**(25,780)**		(171,030)

Statements of Financial Position

		Parent and Guarantor Subsidiaries		
		2022		2021
Assets				
Current assets	$	**378,740**	$	219,013
Property, plant and equipment		**1,959,329**		1,909,951
Other non-current assets		**97,691**		79,033

		Parent and Guarantor Subsidiaries		
		2022		2021
Liabilities				
Current liabilities	$	**365,025**	$	200,784
Long-term debt		**1,085,970**		1,106,794
Other non-current liabilities		**144,477**		87,411

Excluded from the statements of loss and statements of financial position above are the following intercompany transactions and balances that the Obligor Group had with the non-guarantor subsidiaries:

		Parent and Guarantor Subsidiaries		
		2022		2021
Assets				
Accounts receivable, intercompany	$	**52,649**	$	34,373
Short-term advances to affiliates		**11,753**		11,686

		Parent and Guarantor Subsidiaries		
		2022		2021
Liabilities				
Accounts payable and accrued liabilities, intercompany	$	**41,202**	$	33,820
Long-term advances from affiliates		**183,330**		128,606

NOTE 28. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest	
	Country of Incorporation	**2022**	2021
Precision Limited Partnership	Canada	**100%**	100%
Precision Drilling Canada Limited Partnership	Canada	**100%**	100%
Precision Diversified Oilfield Services Corp.	Canada	**100%**	100%
Precision Drilling (US) Corporation	United States	**100%**	100%
Precision Drilling Holdings Company	United States	**100%**	100%
Precision Drilling Company LP	United States	**100%**	100%
Precision Completion & Production Services Ltd.	United States	**100%**	100%
Grey Wolf Drilling Limited	Barbados	**100%**	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	**100%**	100%

SUPPLEMENTAL INFORMATION

SHAREHOLDER INFORMATION

Stock Exchange Listings

Our shares are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Transfer Point

Computershare Trust Company NA Canton, Massachusetts

Account Questions

Our transfer agent can help you with shareholder related services, including:

- change of address
- lost share certificates
- transferring shares to another person
- estate settlement.

Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower Toronto
Ontario, M5J 2Y1
Canada

Telephone: 1.800.564.6253 (toll free in Canada and the U.S.)
1.514.982.7555 (international direct dialing)
Email: service@computershare.com

Online Information

To receive news releases by email, or to view this report online, please visit the Investor Relations section of our website at www.precisiondrilling.com.

You can find additional information about Precision, including our annual information form and management information circular, under our profile on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Published Information

Please contact us if you would like additional copies of this annual report, or copies of our 2021 annual information form as filed with the Canadian securities commissions and under Form 40-F with the U.S. Securities and Exchange Commission:

Investor Relations
Suite 800, 525 – 8th Avenue SW Calgary
Alberta, T2P 1G1
Canada

Telephone: 403.716.4500

Lead Bank

Royal Bank of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta



Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Phone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com